SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                  to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2017 and 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

Date: June 14, 2018	/S/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 14, 2018	/S/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 14, 2018	/S/ GEORGE ZINN
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2017

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017	10

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 14, 2018

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2017	2016

ASSETS
Cash	$4,601,325	$6,657,057
Investments held by trustee, at fair value	19,929,242,613	15,508,498,383
Receivables:
Participant loans	122,514,373	114,393,990
Other receivables	17,054,211	19,576,190

Total receivables	139,568,584	133,970,180

Total assets	$20,073,412,522	$15,649,125,620

LIABILITIES
Operating payables	$4,369,486	$3,527,074
Other payables	11,611,061	11,180,525

Total liabilities	$15,980,547	$14,707,599

NET ASSETS AVAILABLE FOR BENEFITS	$20,057,431,975	$15,634,418,021

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2017	2016

ADDITIONS
Net investment income:
Net increase in fair value of investments	$3,489,810,196	$1,075,665,112
Interest and dividends	51,606,670	44,485,313

Total net investment income	3,541,416,866	1,120,150,425

Contributions:
Participant contributions	1,226,183,000	1,097,835,646
Employer contributions	488,630,831	446,705,032

Total contributions	1,714,813,831	1,544,540,678

Total additions before transfers	5,256,230,697	2,664,691,103

DEDUCTIONS
Benefits paid to participants	833,584,671	728,779,614

INCREASE IN NET ASSETS BEFORE TRANSFERS	4,422,646,026	1,935,911,489

Net transfers in	367,928	0

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,423,013,954	1,935,911,489

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	15,634,418,021	13,698,506,532

End of year	$20,057,431,975	$15,634,418,021

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Microsoft Technology Licensing. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of ERISA. The information below summarizes certain aspects of the Plan as in effect during 2017 and 2016, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, amounts realized on the exercise of stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. Additionally, participants may contribute up to $20,000 annually on an after-tax basis for 2017 and 2016. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend their contributions at any time and may elect to reinstate their contributions at any subsequent entry date.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Effective April 17, 2017, participants may also make rollover contributions to the plan from an individual retirement account or annuity described in Internal Revenue Code (“IRC”) Section 408(a) or 408(b) that is eligible to be rolled over and would otherwise be includible in gross income.

Employer Contributions

The Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. The matching contribution is provided for up to 50 percent of the maximum annual 401(k) pre-tax and Roth contribution limit of $18,000 for 2017 and 2016. Participants do not receive a match on after-tax contributions.

Transfers

The Company acquired TouchType Ltd. in 2016 and the TouchType Inc. 401k plan assets merged into the Plan during 2017. The merged assets are included as transfers in the statement of changes in net assets available for benefits for the Plan year ended December 31, 2017.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may invest their contributions and earnings in Microsoft Common Stock. Participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on contributions invested in Microsoft Common Stock and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need, and further limited to pre-tax contributions, after-tax contributions, pre-tax catch-up contributions, and rollover contributions (excluding rollover contributions attributable to designated Roth contributions, Roth in-plan conversion amounts and earnings thereon, and acquisition rollovers). A hardship withdrawal will generally result in a six-month suspension of contributions (other than rollover contributions) to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria.

After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

In-Plan Roth Conversions

Active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, domestic relations order qualifications, and dividend check processing. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables

Other receivables and payables as of December 31, 2017 and 2016 primarily consist of unsettled trades. Other receivables also include accrued interest.

NOTE 2 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for Nokia Plan legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for Nokia Plan legacy loans) or be less than 12 months.

The interest rate for participant loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2017 was 3.25 percent to 9.00 percent, maturing at various dates through March 2044. The range of interest rates for outstanding General Loans as of December 31, 2017 was 3.25 percent to 5.25 percent, maturing at various dates through January 2023.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty.

NOTE 3 — TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated August 21, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common collective trusts that are managed by affiliates of Fidelity. Fidelity is the trustee and third-party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2017 and 2016, the Plan held 17,841,741 shares of Microsoft Common Stock valued at $1,526,182,502 and 19,376,026 shares of Microsoft Common Stock valued at $1,204,026,250, respectively. During the years ended December 31, 2017 and 2016, the Plan recorded Microsoft Common Stock dividend income of $29,683,123 and $29,480,318, respectively.

NOTE 5 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2017 and 2016, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Common collective trusts are valued using the Net Asset Value (“NAV”) provided by the trustee in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The portfolios are comprised of a mix of stocks, bonds, commodities, and cash.

Financial Instruments Measured at Fair Value

December 31, 2017	Level 1	Level 2	Total

Mutual funds	$518,153,347	0	$518,153,347
Microsoft Common Stock	1,526,182,502	0	1,526,182,502
Separately managed accounts:			0
Common stock	3,071,524,082	0	3,071,524,082
Mutual funds	0	770,123,633	770,123,633
Other	180,535,880	19,112,205	199,648,085
Brokerage accounts	790,232,921	27,124,808	817,357,729

Total	$6,086,628,732	$816,360,646	6,902,989,378

Common collective trusts measured at NAV			13,026,253,235

Total Investments			$19,929,242,613

December 31, 2016	Level 1	Level 2	Total

Mutual funds	$488,924,978	$0	$488,924,978
Microsoft Common Stock	1,204,026,250	0	1,204,026,250
Separately managed accounts:
Common stock	2,495,268,783	0	2,495,268,783
Mutual funds	0	655,823,789	655,823,789
Other	84,720,553	6,696,097	91,416,650
Brokerage accounts	611,586,661	13,122,141	624,708,802

Total	$4,884,527,225	$675,642,027	5,560,169,252

Common collective trusts measured at NAV			9,948,329,131

Total Investments			$15,508,498,383

The significance of transfers between levels is evaluated based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits. No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2017 and 2016.

NOTE 6 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2017 and 2016. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 5—Financial Instruments.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2017	2016

Net assets available for benefits per the financial statements	$20,057,431,975	$15,634,418,021
Less: benefits payable	(2,060,167)	(1,847,667)

Net assets per the Form 5500	$20,055,371,808	$15,632,570,354

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2017	2016

Benefits paid to participants per the financial statements	$833,584,671	$728,779,614
Plus: increase (decrease) in benefits payable at year end	212,500	(1,046,023)

Benefits paid to participants per the Form 5500	$833,797,171	$727,733,591

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2017

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink **	817,357,729		$817,357,729

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	22,590,044		344,138,354
BlackRock LifePath Index 2030	67,335,086		1,132,708,262
BlackRock LifePath Index 2040	85,504,328		1,558,101,941
BlackRock LifePath Index 2050	55,170,366		1,057,280,535
BlackRock LifePath Index 2060	8,139,476		104,991,131
BlackRock LifePath Index Retirement	9,577,539		135,709,853
BlackRock Short-term Investment Fund	542,721,713		542,721,713
Fidelity Contrafund Pool Class 2 *	86,553,664		1,383,127,549
Fidelity Growth Company Pool Class 2 *	97,211,962		1,850,915,760
Vanguard Russell 1000 Growth Index Trust	4,989,447		760,790,873
Vanguard Russell 1000 Value Index Trust	7,061,331		1,012,453,693
Vanguard Russell 2000 Growth Index Trust	6,568,037		954,992,604
Vanguard S&P 500 Index Trust	14,712,391		2,188,320,967

EMPLOYER STOCK
Microsoft Common Stock *	17,841,741		1,526,182,502

MUTUAL FUNDS
PIMCO All Asset All Authority	2,215,279		19,760,292
PIMCO Inflation Response Multi-Asset Response	1,641,198		14,360,485
Vanguard Short-Term Bond Index Fund (Signal)	46,631,269		484,032,570

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Forward Currency Contract
CURRENCY CONTRACT—USD	(227,403)		(385)
Publicly-traded Common Stock
ACTIVISION BLIZZARD INC	80,662		5,107,518
ALBEMARLE CORP	72,768		9,306,300
ALEXION PHARMACEUTICALS INC	44,476		5,318,885
APTIV PLC	221,176		18,762,360
ATLASSIAN CORP PLC CLS A	477,082		21,716,773
BECTON DICKINSON & CO	102,323		21,903,261
BOSTON SCIENTIFIC CORP	1,040,267		25,788,219

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BOX INC CL A	455,092		9,611,543
BWX TECHNOLOGIES INC	235,905		14,269,893
CBOE GLOBAL MARKETS INC	128,678		16,031,992
CBS CORP CL B	290,304		17,127,936
CIGNA CORP	140,734		28,581,668
CINTAS CORP	121,899		18,995,521
COHERENT INC	24,663		6,960,392
CONCHO RESOURCES INC	160,835		24,160,634
DELPHI TECHNOLOGIES PLC	89,229		4,681,846
DENTSPLY SIRONA INC	95,740		6,302,564
DEXCOM INC	99,340		5,701,123
DIAMONDBACK ENERGY INC	151,711		19,153,514
DISCOVER FIN SVCS	147,205		11,323,009
EDWARDS LIFESCIENCES CORP	148,684		16,758,174
EXPEDIA INC	99,813		11,954,603
FIDELITY NATL INFORM SVCS INC	141,880		13,349,489
FIRST REPUBLIC BANK	188,706		16,349,488
FORTUNE BRANDS HOME & SEC INC	294,614		20,163,382
GARDNER DENVER HOLDINGS INC	433,748		14,717,070
GARTNER INC	144,470		17,791,481
GENMAB AS	82,494		13,680,972
GLOBAL PAYMENTS INC	444,364		44,543,047
GUIDEWIRE SOFTWARE INC	265,147		19,689,816
HARRIS CORP	128,526		18,205,708
HUBSPOT INC	55,669		4,921,140
IHS MARKIT LTD	789,889		35,663,488
LKQ CORP	1,145,618		46,592,284
MATCH GROUP INC	203,043		6,357,276
MAXIM INTEGRATED PRODUCTS INC	226,291		11,830,493
MONSTER BEVERAGE CORP	280,389		17,745,820
MOTOROLA SOLUTIONS INC	159,701		14,427,388
NEUROCRINE BIOSCIENCES INC	65,215		5,060,032
PROGRESSIVE CORP OHIO	606,840		34,177,229
PROOFPOINT INC	177,068		15,725,409
REGENERON PHARMACEUTICALS INC	26,560		9,985,498
ROPER TECHNOLOGIES INC	74,524		19,301,716
S&P GLOBAL INC	196,640		33,310,816
SEALED AIR CORP	86,716		4,275,099
SKECHERS USA INC CL A	131,649		4,981,598
SMITH (AO) CORP	136,508		8,365,210
STANLEY BLACK & DECKER INC	29,181		4,951,724
SVB FINL GROUP	64,537		15,086,814
TABLEAU SOFTWARE INC CL A	305,097		21,112,712
TD AMERITRADE HOLDING CORP	252,923		12,931,953
TRANSUNION	275,105		15,119,771
TREASURY WINE ESTATES LTD	1,233,492		15,360,417
VANTIV INC	232,774		17,120,528
VEEVA SYS INC CL A	354,810		19,613,897
WASTE CONNECTIONS INC (US)	272,427		19,325,971

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
WAYFAIR INC	98,294		7,890,059
WEST PHARMACEUTICAL SVCS INC	75,422		7,441,889
WESTINGHOUSE AIR BRAKE TEC CRP	160,466		13,066,746
WORKDAY INC CL A	77,463		7,881,086
ZALANDO SE	169,282		8,960,330
ZYNGA INC	774,475		3,097,900
STIFS and Money Markets
SSBK GOVT STIF FUND	23,782,576		23,782,575

Artisan Mid Cap Account Total			983,472,664

DFA Small Mid Value Account
Currency
CANADIAN DOLLAR	2,242		1,783
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	20,105		215,124
AAR CORP	16,180		635,712
AARONS INC A	27,379		1,091,053
ABERCROMBIE & FITCH CO CL A	28,111		489,975
ABM INDUSTRIES INC	25,672		968,348
ACACIA RESEARCH—ACACIA TECH	12,653		51,245
ACADIA HEALTHCARE CO INC	31,984		1,043,638
ACCESS NATIONAL CORP	1,141		31,765
ACCO BRANDS CORP	41,783		509,753
ACETO CORP	12,903		133,288
ACHILLION PHARMACEUTICALS INC	47,925		138,024
ACORDA THERAPEUTICS INC	25,629		549,742
ACTUA CORP	28,871		450,388
ACTUANT CORP CL A	17,553		444,091
ACUSHNET HOLDINGS CORP	2,968		62,565
ACXIOM CORP	56,949		1,569,514
ADAMS RESOURCES AND ENERGY INC	330		14,355
ADDUS HOMECARE CORP	10,753		374,204
ADIENT PLC	8,589		675,954
ADTALEM GLOBAL EDUCATION INC	32,464		1,365,111
ADTRAN INC	45,467		879,786
ADVANCE AUTO PARTS INC	10,297		1,026,508
ADVERUM BIOTECHNOLOGIES INC	8,912		31,192
AECOM	125,764		4,672,133
AEGION CORP	17,837		453,595
AEROCENTURY CORP	600		9,144
AEROVIRONMENT INC	10,052		564,520
AGCO CORP	32,179		2,298,546
AGILYSYS INC	2,359		28,969
AGROFRESH SOLUTIONS INC	10,193		75,428
AH BELO CORP CL A	9,816		47,117
AIR LEASE CORP CL A	87,600		4,212,684
AIR TRANSPORT SERVICES GROUP	24,722		572,067
ALAMO GROUP INC	10,921		1,232,653

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ALASKA AIR GROUP INC	5,016		368,726
ALASKA COMM SYS GROUP INC	8,586		23,010
ALBANY INTERNATIONAL CORP CL A	16,983		1,043,605
ALCOA CORP	26,365		1,420,283
ALEXANDER & BALDWIN INC	17,760		492,662
ALICO INC	1,964		57,938
ALLEGHENY TECHNOLOGIES INC	26,905		649,487
ALLEGIANCE BANCSHARES INC	2,750		103,538
ALLIANCE ONE INTERNATIONAL INC	6,107		80,918
ALLIED MOTION TECH INC	915		30,277
ALLSCRIPTS HLTHCARE SOLS INC	145,967		2,123,820
ALMOST FAMILY INC	12,943		716,395
ALPHA & OMEGA SEMICNDTR LTD	10,198		166,839
AMAG PHARMACEUTICALS INC	478		6,334
AMBAC FINANCIAL GROUP INC	9,710		155,166
AMC ENTERTAINMENT HLDS CL A	17,168		259,237
AMERCO INC	6,559		2,478,712
AMERESCO INC-CL A	6,876		59,134
AMERICAN AXLE & MFG HLDGS INC	64,142		1,092,338
AMERICAN EAGLE OUTFITTERS INC	160,414		3,015,783
AMERICAN EQY INVT LIFE HLD CO	41,271		1,268,258
AMERICAN NATIONAL INSURANCE	4,319		553,912
AMERICAN NATL BANKSHARES INC	3,317		127,041
AMERICAN PUBLIC EDUCATION INC	8,281		207,439
AMERICAN RAILCAR INDS INC	2,712		112,928
AMERICAN SOFTWARE INC CL A	1,623		18,875
AMERICAN SUPERCONDUCTOR CORP	3,900		14,157
AMERICAN VANGUARD CORP	13,930		273,725
AMERICAS CAR MART INC	6,477		289,198
AMERIS BANCORP	5,793		279,223
AMERISAFE INC	1,363		83,961
AMKOR TECHNOLOGY INC	146,038		1,467,682
AMPCO-PITTSBURG CORP	5,574		69,118
AMPHASTAR PHARMACEUTICALS INC	41,793		804,097
AMTECH SYSTEMS INC	6,260		63,038
AMTRUST FINANCIAL SERVICES INC	44,557		448,689
ANALOGIC CORP	5,289		442,954
ANDERSONS INC	24,603		766,383
ANGIODYNAMICS INC	22,392		372,379
ANI PHARMACEUTICALS INC	1,466		94,484
ANIKA THERAPEUTICS INC	6,766		364,755
ANIXTER INTL INC	16,097		1,223,372
ANTERO RES CORP	130,836		2,485,884
APOGEE ENTERPRISES INC	10,284		470,287
APPLIED GENETIC TECHNO CORP	2,874		10,346
APPLIED INDUSTRIAL TECH INC	1,401		95,408
APPLIED OPTOELECTRONICS INC	2,233		84,452
APTEVO THERAPEUTICS INC W/I	15,529		65,843
ARC DOCUMENT SOLUTIONS INC	26,612		67,861

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ARCBEST CORP	11,050		395,038
ARCH COAL INC CL A	7,044		656,219
ARCHROCK INC	33,044		346,962
ARDELYX INC	6,044		39,890
ARDMORE SHIPPING CORP	4,869		38,952
ARGAN INC	5,732		257,940
ARGO GROUP INTL	17,972		1,107,974
ARMSTRONG FLOORING INC	10,516		177,931
AROTECH CORP	13,694		48,614
ARRIS INTERNATIONAL PLC	67,900		1,744,351
ARROW ELECTRONICS INC	76,029		6,113,492
ARROW FINANCIAL CORP	5,938		201,595
ASCENA RETAIL GROUP INC	98,994		232,636
ASCENT CAPITAL GROUP INC	7,319		84,095
ASHLAND GLOBAL HOLDINGS INC	22,816		1,624,499
ASPEN INSURANCE HLDGS LTD	39,531		1,604,959
ASSOCIATED BANC CORP	113,900		2,893,060
ASSURANT INC	42,395		4,275,112
ASSURED GUARANTY LTD	52,711		1,785,322
ASTEC INDUSTRIES INC	21,286		1,245,231
ASTRONICS CORP	19,804		821,272
ASURE SOFTWARE INC	4,646		65,602
AT HOME GROUP INC	596		18,112
ATLANTIC CAPITAL BANCSHARES IN	4,798		84,445
ATLANTIC TELE-NETWORK INC	5,468		302,162
ATLAS AIR WORLD	21,523		1,262,324
ATLAS FINANCIAL HOLDINGS INC	1,624		33,373
AUTONATION INC	56,916		2,921,498
AV HOMES INC	5,318		88,545
AVIAT NETWORKS INC	2,296		34,830
AVNET INC	104,478		4,139,418
AVX CORP	38,175		660,428
AWARE INC MASS	5,120		23,040
AXCELIS TECHNOLOGIES INC	16,562		475,329
AXIS CAPITAL HOLDINGS LTD	32,912		1,654,157
AXT INC	24,878		216,439
AZZ INC	7,958		406,654
B&G FOODS INC	6,144		215,962
BABCOCK &WILCOX ENTERPR INC	26,385		149,867
BALDWIN & LYONS CL B	2,710		64,905
BALLANTYNE STRONG INC	1,527		7,101
BANC OF CALIFORNIA INC	18,068		373,104
BANCFIRST CORP	7,276		372,167
BANCORP INC DEL	44,441		439,077
BANCORPSOUTH BANK	25,103		789,489
BANK MARIN BANCORP	1,168		79,424
BANK MUTUAL CORP	18,700		199,155
BANKFINANCIAL CORP	1,100		16,874
BANKUNITED INC	13,967		568,736

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BANNER CORP	20,197		1,113,259
BAR HARBOR BANKSHARES	976		26,362
BARNES & NOBLE EDUCATION INC	25,234		207,928
BARNES & NOBLE INC	29,645		198,622
BARNES GROUP INC	20,169		1,276,093
BASIC ENERGY SERVICES INC	9,644		226,345
BASSETT FURNITURE INDS INC	1,148		43,165
BBX CAPITAL CORP A	3,342		26,636
BCB BANCORP INC	1,000		14,500
BEACON ROOFING SUPPLY INC	14,531		926,497
BED BATH & BEYOND INC	45,379		997,884
BEL FUSE INC NV CL B	4,882		122,904
BELDEN INC	3,357		259,060
BELMOND LTD CL A	29,035		355,679
BEMIS INC	872		41,673
BENCHMARK ELECTRONICS INC	17,175		499,793
BENEFICIAL BANCORP INC	24,108		396,577
BERKSHIRE HILLS BANCORP INC	16,960		620,736
BIG 5 SPORTING GOODS CORP	13,448		102,205
BIGLARI HLDGS INC	322		133,437
BILL BARRETT CORP	51,730		265,375
BIOSCRIP INC	3,300		9,603
BJ’S RESTAURANTS INC	3,776		137,446
BLACK BOX CORPORATION	14,093		50,030
BLACKHAWK NETWORK HLDG INC	25,904		923,478
BLUCORA INC	25,203		556,986
BLUE HILLS BANCORP INC	5,434		109,223
BMC STK HLDGS INC	33,431		845,804
BOB EVANS FARMS INC	2,417		190,508
BOISE CASCADE CO	8,215		327,779
BOJANGLES INC	4,388		51,778
BOK FINANCIAL COMMON NEW	7,499		692,308
BONANZA CREEK ENERGY INC	3,138		86,577
BOOT BARN HOLDINGS INC	7,611		126,419
BOSTON PRIVATE FINL HLDG INC	49,409		763,369
BOYD GAMING CORP	6,157		215,803
BRADY CORPORATION CL A	3,452		130,831
BRIDGE BANCORP INC	4,859		170,065
BRIDGEPOINT EDUCATION INC	24,045		199,574
BRIGGS & STRATTON CORP	8,095		205,370
BRISTOW GROUP INC	18,590		250,407
BROADWIND ENERGY INC	2,409		6,552
BROOKDALE SENIOR LIVING INC	73,402		711,999
BROOKLINE BANCORP INC	32,544		510,941
BROOKS AUTOMATION INC	31,177		743,571
BRYN MAWR BANK CORP	10,614		469,139
BSB BANCORP INC	433		12,665
BSQUARE CORP	6,836		31,787
BUILD A BEAR WORKSHOP INC	9,374		86,241

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
C & F FINANCIAL CORP	236		13,688
C T S CORP	4,030		103,773
CABOT CORP	10,516		647,680
CACI INTERNATIONAL INC	7,368		975,155
CAI INTERNATIONAL INC	9,925		281,076
CALATLANTIC GROUP INC	58,229		3,283,533
CALERES INC	27,400		917,352
CALGON CARBON	12,535		266,996
CALIX NETWORKS INC	25,150		149,643
CALLAWAY GOLF CO	27,812		387,421
CALLON PETROLEUM CO	67,714		822,725
CALPINE CORP	141,773		2,145,025
CAMBREX CORP	2,364		113,472
CAMDEN NATIONAL CORP	7,364		310,245
CANNAE HOLDINGS INC	8,675		147,735
CAPITAL CITY BANK GROUP INC	3,643		83,570
CAPITOL FED FINL (2ND STEP CV)	69,424		930,976
CARBO CERAMICS INC	1,684		17,143
CARDTRONICS PLC	11,952		221,351
CAREER EDUCATION CORP	13,575		163,986
CARLISLE COS INC	1,922		218,435
CAROLINA FINANCIAL CORP	3,373		125,307
CARPENTER TECHNOLOGY CORP	25,482		1,299,327
CARRIAGE SERVICES INC	8,718		224,140
CARRIZO OIL & GAS INC	1,316		28,004
CARROLS RESTAURANT GROUP INC	10,511		127,709
CARS.COM INC	28,640		825,978
CASCADIAN THERAPEUTICS INC	16,063		59,433
CATO CORP CL A	11,900		189,448
CAVCO INDUSTRIES INC	2,823		430,790
CBIZ INC	32,659		504,582
CECO ENVIRONMENTAL CORP	14,510		74,436
CELADON GRP INC	11,160		71,424
CELLDEX THERAPEUTICS INC	25,205		71,582
CENTERSTATE BANKS CORPORATION	6,101		156,979
CENTRAL EUROPEAN MEDIA CL A(US	10,746		49,969
CENTRAL GARDEN & PET CO	1,701		66,203
CENTRAL GARDEN & PET CO CL A	12,836		484,046
CENTRAL PACIFIC FINANCIAL CORP	13,924		415,353
CENTRAL VALLEY CMNTY BANCORP	1,137		22,945
CENTURY ALUMINUM COMPANY	39,444		774,680
CENTURY BANCORP INC CL A NVTG	842		65,887
CENTURY CASINOS INC	4,738		43,258
CENTURY COMMUNITIES INC	6,137		190,861
CF INDUSTRIES HOLDINGS INC	539		22,929
CHART INDUSTRIES INC	21,237		995,166
CHARTER FINANCIAL CORP	2,128		37,325
CHEFS WAREHOUSE INC	10,361		212,401
CHEMICAL FINANCIAL CORP	18,335		980,372

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CHICAGO BRIDGE & IRON (NY REG)	9,185		148,246
CHICAGO RIVET & MACHINE CO	300		9,540
CHICOS FAS INC	55,317		487,896
CHIMERIX INC	23,842		110,388
CHRISTOPHER & BANKS CORP	6,800		8,636
CHUY’S HOLDINGS INC	4,237		118,848
CIRCOR INTERNATIONAL INC	15,023		731,320
CIRRUS LOGIC INC	1,445		74,938
CIT GROUP INC	13,328		656,137
CITI TRENDS INC	7,437		196,783
CITIZENS & NORTHERN CORP	1,167		28,008
CITY HOLDING CO	1,547		104,376
CIVEO CORP	42,900		117,117
CLEAN ENERGY FUELS CORP	46,773		94,949
CLEAN HARBORS INC	8,535		462,597
CLEARFIELD INC	900		11,025
CLEARWATER PAPER CORP	7,361		334,189
CLIFTON BANCORP INC	9,705		165,956
CLOUD PEAK ENERGY INC	62,325		277,346
CNB FINANCIAL CORP PA	3,506		91,997
CNX RESOURCES CORP	112,834		1,650,761
COBIZ FINANCIAL INC	4,773		95,412
COEUR MINING INC	26,663		199,973
COHERENT INC	1,557		439,417
COHU INC	12,478		273,892
COLFAX CORP	54,937		2,176,604
COLUMBIA BANKING SYSTEMS INC	24,822		1,078,268
COLUMBIA SPORTSWEAR CO	6,785		487,706
COLUMBUS MCKINNON CORP NY	9,770		390,605
COMMERCEHUB INC SER C	1,579		32,512
COMMERCIAL METALS CO	44,935		958,014
COMMERCIAL VEHICLE GROUP INC	14,651		156,619
COMMUNITY BANK SYSTEMS INC	14,391		773,516
COMMUNITY HEALTH SYS INC NEW	43,179		183,943
COMMUNITY TRUST BANCORP INC	4,449		209,548
COMTECH TELECOMMUNICATIONS NEW	11,781		260,596
CONMED CORP	23,144		1,179,650
CONNECTONE BANCORP INC	11,050		284,538
CONNS INC	2,532		90,013
CONSOL ENERGY INC—W/I	14,104		557,249
CONSOLIDATED COMM HLDGS INC	16,380		199,672
CONSOLIDATED TOMOKA LAND CO	1,400		88,900
CONSOLIDATED WATER CO LTD	6,600		83,160
CONSUMER PORTFOLIO SVCS INC	8,447		35,055
CONTAINER STORE GROUP INC	299		1,417
CONTANGO OIL & GAS CO	17,582		82,811
CONTROL4 CORP	8,150		242,544
CONVERGYS CORP	41,280		970,080
COOPER STANDARD HOLDING INC	5,426		664,685

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
COOPER TIRE & RUBBER COMPANY	23,810		841,684
COPA HOLDINGS SA CL A	9,080		1,217,265
CORE MOLDING TECH INC	2,250		48,825
CORE-MARK HOLDING CO INC	12,927		408,235
COSTAMARE INC	15,278		88,154
COVENANT TRANSPORT GROUP CL A	4,893		140,576
COWEN INC	12,173		166,161
CPI AEROSTRUCTURES INC	3,000		26,850
CRA INTERNATIONAL INC	4,216		189,509
CRAFT BREW ALLIANCE INC	12,121		232,723
CRAY INC	15,149		366,606
CREE INC	42,846		1,591,300
CROCS INC	24,275		306,836
CROSS COUNTRY HEALTHCARE INC	11,144		142,197
CRYOLIFE INC	14,259		273,060
CSS INDUSTRIES INC	1,967		54,742
CSW INDUSTRIALS INC W/I	2,975		136,701
CUBIC CORP	7,967		469,655
CULP INC	4,391		147,099
CURTISS WRIGHT CORPORATION	7,116		867,085
CUSTOMERS BANCORP INC	11,904		309,385
CVR ENERGY INC	2,603		96,936
CYBEROPTICS CORP	3,004		45,060
DAKTRONICS INC	23,392		213,569
DANA INC	19,414		621,442
DARLING INGREDIENTS INC	70,257		1,273,759
DAWSON GEOPHYSICAL CO	12,048		59,879
DEAN FOODS CO	37,860		437,662
DECKERS OUTDOOR CORP	10,074		808,439
DEL FRISCOS RESTAURANT GP INC	11,081		168,985
DEL TACO RESTAURANTS INC	14,080		170,650
DELEK US HOLDINGS INC	36,444		1,273,353
DENBURY RESOURCES INC	50,165		110,865
DEPOMED INC	27,004		217,382
DESTINATION MATERNITY INC	396		1,176
DESTINATION XL GROUP INC	20,171		44,376
DHI GROUP INC	34,657		65,848
DHT HOLDINGS INC	32,911		118,150
DIAMOND OFFSHORE DRILLING	43,905		816,194
DICKS SPORTING GOODS INC	22,261		639,781
DIGI INTERNATIONAL INC	16,542		157,976
DIGIRAD CORP	4,600		11,845
DILLARDS INC CL A	12,315		739,516
DIME COMMUNITY BANCSHARES INC	19,100		400,145
DINEEQUITY INC	2,488		126,216
DIODES INC	23,825		683,063
DIXIE GROUP INC	3,539		13,625
DMC GLOBAL INC	9,819		245,966
DOMTAR CORP	26,560		1,315,251

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
DONEGAL GROUP INC CL A	10,350		179,055
DORIAN LPG LTD	12,900		106,038
DOUGLAS DYNAMICS INC	2,919		110,338
DOVER MOTORSPORTS INC	4,100		7,995
DRIL-QUIP INC	21,482		1,024,691
DRIVE SHACK INC	10,911		60,338
DSP GROUP	12,470		155,875
DST SYSTEMS INC	1,328		82,429
DSW INC CL A	31,955		684,157
DUCOMMUN INC	6,929		197,130
DXP ENTERPRISES INC	4,428		130,936
DYNEGY INC NEW DEL	55,130		653,291
EAGLE BANCORP INC MD	3,026		175,205
EAGLE BULK SHIPPING INC	1,950		8,736
EASTERN CO	1,100		28,765
ECHO GLOBAL LOGISTICS INC	14,052		393,456
ECHOSTAR CORP CL A	25,330		1,517,267
ECLIPSE RESOURCES CORP	26,210		62,904
EDGEWELL PERSONAL CARE CO	5,913		351,173
EL POLLO LOCO HLDGS INC	4,528		44,827
ELECTRO SCIENTIFIC INDS INC	125,891		2,697,844
ELECTROMED INC	1,717		10,422
ELECTRONICS FOR IMAGING INC	22,132		653,558
ELLIS (PERRY) INTL INC	11,890		297,726
EMC INSURANCE GROUP INC	7,097		203,613
EMCOR GROUP INC	8,781		717,847
EMCORE CORP	6,970		44,957
EMERGENT BIOSOL	16,558		769,450
EMPLOYERS HOLDINGS INC	15,647		694,727
ENCORE CAP GROUP INC	19,250		810,425
ENCORE WIRE CORPORATION	7,480		363,902
ENDO INTERNATIONAL PLC	78,540		608,685
ENERSYS INC	7,793		542,627
ENGILITY HOLDINGS INC	15,047		426,883
ENLINK MIDSTREAM LLC	11,635		204,776
ENNIS INC	8,746		181,480
ENOVA INTL INC	22,523		342,350
ENSCO PLC CL A	119,781		707,906
ENSIGN GROUP INC	13,148		291,886
ENSTAR GROUP LTD	6,202		1,245,052
ENTEGRIS INC	20,005		609,152
ENTERCOM COMM CORP CL A	10,909		117,817
ENTERPRISE FINL SVCS CORP	4,182		188,817
ENTRAVISION COMMUN CRP CL A	10,268		73,416
ENVISION HEALTHCARE CORP	38,064		1,315,492
EPLUS INC	6,700		503,840
EQUITY BANCSHARES INC	2,580		91,358
ERA GROUP INC	8,840		95,030
ESCALADE	1,300		15,990

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ESCO TECHNOLOGIES INC	6,262		377,286
ESPEY MFG.&ELECTRIC	272		6,518
ESSA BANCORP INC	3,403		53,325
ESSENDANT INC	17,881		165,757
ESTERLINE TECHNOLOGIES CORP	12,477		932,032
ETHAN ALLEN INTERIORS INC	5,674		162,276
EVINE LIVE INC CL A	4,996		6,994
EVOLENT HEALTH INC A	10,643		130,909
EXACTECH INC	5,654		279,590
EXLSERVICE HOLDINGS INC	3,635		219,372
EXPERI CORP	4,023		98,161
EXPRESS INC	40,339		409,441
EXTERRAN CORP	13,901		437,047
EZCORP INC CL A NON VTG	42,616		519,915
FABRINET	11,175		320,723
FARMER BROTHERS CO	4,653		149,594
FARMERS CAPITAL BANK CORP	2,025		77,963
FARMERS NATL BANC CORP	6,028		88,913
FARO TECHNOLOGIES INC	6,875		323,125
FBL FINANCIAL GROUP INC CL A	10,355		721,226
FCB FINANCIAL HLDGS INC CL A	4,581		232,715
FEDERAL AGRI MTG NON VTG CL C	3,241		253,576
FEDERAL SIGNAL CORP	13,036		261,893
FEDERATED NATIONAL HOLDING CO	7,036		116,587
FERROGLOBE REP&WARRANTY INS TR	20,872		0
FIDELITY SOUTHERN CORP	12,992		283,226
FIESTA RESTAURANT GROUP INC	8,557		162,583
FINANCIAL ENGINES INC	2,155		65,297
FINANCIAL INSTITUTIONS INC	6,581		204,669
FINISAR CORP	36,346		739,641
FINISH LINE INC CL A	20,455		297,211
FIRST AMERICAN FINANCIAL CORP	16,223		909,137
FIRST BANCORP INC ME	3,780		102,929
FIRST BANCORP NC	7,891		278,631
FIRST BANCORP PUERTO RICO	63,954		326,165
FIRST BUSEY CORP	7,721		231,167
FIRST BUSINESS FIN SVCS INC	357		7,897
FIRST CITIZEN BANCSHARES INC A	2,503		1,008,709
FIRST COMMONWEALTH FINL CORP	38,571		552,337
FIRST COMMUNITY BANCSHARES INC	7,021		201,713
FIRST CONNECTICUT BANCORP	3,428		89,642
FIRST DEFIANCE FINL CORP	4,084		212,245
FIRST FINANCIAL BANCORP	30,024		791,132
FIRST FINANCIAL INDIANA	1,588		72,016
FIRST FINANCIAL NORTWEST INC	4,521		70,121
FIRST FOUNDATION INC	5,742		106,457
FIRST HORIZON NATIONAL CORP	15,121		302,269
FIRST INTERNET BANCORP	632		24,111
FIRST INTST BANCSYST INC CL A	14,392		576,400

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
FIRST MERCHANTS CORP	12,999		546,738
FIRST MID ILL BANCSHARES INC	1,258		48,483
FIRST MIDWEST BANCORP INC DEL	42,724		1,025,803
FIRST NORTHWEST BANCORP	553		9,014
FIRST OF LONG ISLAND CORP	1,955		55,718
FIRST SOURCE CORP	3,793		187,564
FIRSTCASH INC	25,693		1,732,993
FITBIT INC CL A	37,097		211,824
FIVE STAR SENIOR LIVING INC	2,229		3,344
FLAGSTAR BANCORP INC	19,714		737,698
FLEXIBLE SOLUTIONS INTL INC	4,800		8,736
FLEXSTEEL IND	2,911		136,177
FLOTEK INDUSTRIES INC	13,270		61,838
FLUSHING FINANCIAL CORP	12,900		354,750
FNB CORP PA	60,745		839,496
FOGO DE CHAO INC	1,709		19,824
FONAR CORP	434		10,568
FOOT LOCKER INC	22,250		1,043,080
FORESTAR GROUP INC	4,358		95,876
FORMFACTOR INC	23,258		363,988
FORUM ENERGY TECHNOLOGIES INC	48,348		751,811
FORWARD AIR CORP	5,428		311,784
FOSSIL GROUP INC	10,522		81,756
FOSTER L B CO CL A	6,716		182,339
FRANCESCA’S HOLDINGS CORP	7,385		53,984
FRANKLIN ELECTRIC CO. INC.	2,667		122,415
FRANKLIN FINANCIAL NETWORK INC	4,328		147,585
FRANK’S INTERNATIONAL NV	9,240		61,446
FREDS INC CL A	18,000		72,900
FREIGHTCAR AMERICA INC	7,555		129,039
FRESH DEL MONTE PRODUCE INC	20,165		961,266
FRONTIER COMMUNICATIONS CORP	29,212		197,473
FRP HOLDINGS INC	760		33,630
FS BANCORP INC	408		22,265
FTD COS INC	12,991		93,405
FTI CONSULTING INC	17,092		734,272
FUELCELL ENERGY INC	9,790		16,643
FULLER H B CO	16,316		878,943
FULTON FINANCIAL CORP	69,784		1,249,134
FUTUREFUEL CORP	14,940		210,505
GAIN CAPITAL HOLDINGS INC	23,065		230,650
GAMESTOP CORP CL A	41,371		742,609
GANNETT CO INC NEW	44,579		516,671
GASLOG LTD	11,735		261,104
GATX CORP	7,580		471,173
GENCOR INDUSTRIES INC	2,966		49,087
GENERAL CABLE CORP DEL	3,777		111,799
GENERAL COMMUNICATIONS CL A	3,354		130,873
GENESCO INC	9,330		303,225

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
GENESEE & WYOMING INC CL A	27,390		2,156,415
GENTEX CORP	41,004		859,034
GENTHERM INC	2,317		73,565
GENWORTH FINANCIAL INC A	23,897		74,320
GEOSPACE TECHNOLOGIES CORP	5,189		67,301
GERMAN AMERICAN BANCORP INC	3,000		105,990
GIBRALTAR INDUSTRIES INC	10,725		353,925
G-III APPAREL GROUP LTD	18,293		674,829
GLATFELTER	16,763		359,399
GLOBAL EAGLE ENTERTAINMENT INC	1,935		4,431
GLOBAL INDEMNITY LTD	4,180		175,644
GMS INC	1,604		60,375
GOLD RESOURCE CORP	2,679		11,788
GOLDEN OCEAN GROUP LTD	1,900		15,485
GOLDFIELD CORP	18,894		92,581
GOODYEAR TIRE & RUBBER CO	33,962		1,097,312
GORMAN-RUPP CO	5,829		181,923
GP STRATEGIES CORP	5,344		123,981
GRAHAM CORPORATION	2,366		49,520
GRAHAM HOLDINGS CO	1,844		1,029,597
GRANITE CONSTRUCTION INC	21,102		1,338,500
GRAY TELEVISION INC	20,326		340,461
GREAT LAKES DREDGE & DOCK CORP	28,458		153,673
GREAT SOUTHERN BANCORP INC	6,087		314,394
GREAT WESTERN BANCORP INC	18,056		718,629
GREEN BANCORP INC	7,551		153,285
GREEN BRICK PARTNERS INC	3,070		34,691
GREEN DOT CORP CLASS-A	19,960		1,202,790
GREEN PLAINS INC	15,908		268,050
GREENBRIER COMPANIES INC	10,591		564,500
GREENHILL & CO INC	4,280		83,460
GREENLIGHT CAPITAL RE LTD A	15,037		302,244
GREIF INC CL A	10,414		630,880
GREIF INC CL B	369		25,590
GRIFFON CORP	10,897		221,754
GROUP 1 AUTOMOTIVE INC	9,228		654,911
GSI TECHNOLOGY INC	4,196		33,400
GUARANTY BANCORP	3,220		89,033
GUESS INC	53,162		897,375
GULF ISLAND FABRICATION INC	8,612		115,616
GULFPORT ENERGY CORP	45,592		581,754
HAEMONETICS CORP MASS	11,885		690,281
HALCON RESOURCES CORP	20,616		156,063
HALLADOR PETROLEUM CO	1,473		8,971
HALLMARK FIN SERVICES INC	2,831		29,527
HALYARD HEALTH INC	27,145		1,253,556
HAMILTON BEACH BRD HLDGS CLS A	141		3,622
HAMILTON BEACH BRD HLDGS CLS B	141		3,622
HANCOCK HOLDING CO	34,623		1,713,839

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HANMI FINANCIAL CORPORATION	10,244		310,905
HANOVER INSURANCE GROUP INC	17,900		1,934,632
HARDINGE INC	8,519		148,401
HARMONIC INC	68,795		288,939
HARTE-HANKS INC	22,130		20,995
HARVARD BIOSCIENCES INC	12,612		41,620
HAVERTY FURNITURE COS INC	9,000		203,850
HAWAIIAN HLDGS INC	7,818		311,547
HAWAIIAN TELCOM HOLDCO INC	5,439		167,848
HAWKINS INC	2,961		104,227
HAYNES INTL INC	6,822		218,645
HCI GROUP INC	8,401		251,190
HEALTHSTREAM INC	5,224		120,988
HEARTLAND FINANCIAL USA INC	5,583		299,528
HECLA MINING CO	259,286		1,029,365
HEIDRICK & STRUGGLES INTL INC	8,975		220,336
HELEN OF TROY LTD	8,932		860,598
HELIX ENERGY SOL GRP INC	100,803		760,055
HELMERICH & PAYNE INC	33,170		2,144,109
HEMISPHERE MEDIA GRP INC	2,456		28,367
HERITAGE COMMERCE CORP	18,977		290,728
HERITAGE CRYSTAL CLEAN INC	2,983		64,880
HERITAGE FINANCIAL CORP WASH	14,586		449,249
HERITAGE INSURANCE HOLDINGS IN	6,067		109,327
HERTZ GLOBAL HOLDINGS INC	20,632		455,967
HIBBETT SPORTS INC	6,988		142,555
HILL INTL INC	5,059		27,572
HILLTOP HLDGS I	35,827		907,498
HINGHAM INSTITUTION FOR SAVING	104		21,528
HMS HOLDINGS CORP	9,732		164,957
HOLLYFRONTIER CORP	80,167		4,106,154
HOME BANCSHARES INC	13,535		314,689
HOMESTREET INC	12,030		348,269
HOMETRUST BANCSHARES INC	4,475		115,231
HOOKER FURNITURE CORP	4,681		198,708
HOPE BANCORP INC	70,553		1,287,592
HORACE MANN EDUCATORS CORP	16,151		712,259
HORIZON BANCORP INDIANA	6,576		182,813
HORIZON GLOBAL CORP	5,456		76,493
HORIZON PHARMA PLC	52,930		772,778
HORNBECK OFFSHORE SERVICES INC	7,548		23,474
HOSTESS BRANDS INC CL A	10,131		150,040
HOUGHTON MIFFLIN HARCOURT CO	17,809		165,624
HOUSTON WIRE & CABLE CO	3,800		27,360
HUB GROUP INC CL A	8,173		391,487
HUDSON TECHNOLOGIES INC	8,144		49,434
HUNTSMAN CORP	24,115		802,788
HURCO INC	2,277		96,089
HURON CONSULTING GROUP INC	9,263		374,688

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
HUTTIG BUILDING PRODUCTS INC	4,166		27,704
HYSTER-YALE MATRS	1,158		98,615
IAC/INTERACTIVECORP	975		119,223
IBERIABANK CORP	20,700		1,604,250
ICF INTERNATIONAL INC	8,555		449,138
ICONIX BRAND GROUP INC	31,626		40,798
IDT CORP CL B NEW	6,794		72,016
IES HOLDINGS INC	467		8,056
II-VI INC.	25,776		1,210,183
ILG INC	51,022		1,453,107
IMAX CORP	3,334		77,182
IMPAX LABORATORIES INC	2,344		39,028
INC RESEARCH HOLDINGS INC-A	9,457		412,325
INDEPENDENT BANK CORP MASS	5,089		355,467
INDEPENDENT BANK GROUP INC	3,846		259,990
INFINERA CORP	36,401		230,418
INFINITY PPTY & CASUALTY CORP	2,387		253,022
INGLES MARKETS INC-CL A	5,628		194,729
INNERWORKINGS INC	23,848		239,195
INNOPHOS HOLDINGS INC	6,089		284,539
INNOSPEC INC	7,739		546,373
INOVALON HOLDINGS INC CL A	4,377		65,655
INSEEGO CORP	6,241		10,048
INSIGHT ENTERPRISES INC	1,200		45,948
INSTEEL INDUSTRIES INC	8,006		226,730
INTEGER HOLDINGS CORP	12,374		560,542
INTER PARFUMS INC	4,965		215,729
INTERNAP CORP	1,174		18,444
INTERNATIONAL BANCSHARES CORP	32,952		1,308,194
INTERNATIONAL GAME TECHNGY PLC	67,476		1,788,789
INTERNATIONAL SEAWAYS INC	6,658		122,907
INTEST CORP	4,529		39,176
INTEVAC INC	10,220		70,007
INTL FCSTONE INC	6,402		272,277
INTRA-CELLULAR THERAPIES INC	9,938		143,902
INTREPID POTASH INC	35,610		169,504
INVACARE CORP	23,549		396,801
INVESTMENT TECH GROUP INC	32,035		616,674
INVESTORS BANCORP INC NEW	126,242		1,752,239
INVESTORS TITLE CO	510		101,159
IRIDIUM COMMUNICATIONS INC	28,717		338,861
ITT INC	18,044		963,008
IXYS CORP DEL	13,551		324,546
J ALEXANDERS HLDGS INC	1,100		10,670
JABIL INC	82,807		2,173,684
JACOBS ENGINEERING GROUP INC	54,093		3,567,974
JANUS HENDERSON GROUP PLC	6,736		257,719
JETBLUE AIRWAYS CORP	150,578		3,363,913
JOHNSON OUTDOORS INC CL A	453		28,127

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
JONES LANG LASALLE INC	819		121,974
K12 INC	17,599		279,824
KADANT INC	3,704		371,882
KAMAN CORP	23,213		1,365,853
KAPSTONE PAPER & PCKGING CORP	36,265		822,853
KB HOME	12,983		414,807
KBR INC	35,933		712,551
KEARNY FINANCIAL CORP	30,399		439,266
KELLY SERVICES INC CL A	18,019		491,378
KEMET CORP	9,968		150,118
KEMPER CORP	22,165		1,527,169
KENNEDY-WILSON HOLDINGS INC	19,736		342,420
KEWAUNEE SCIENTIFIC CORP	482		13,978
KEYW HOLDING CORP	12,408		72,835
KIMBALL ELECTRONICS INC	12,463		227,450
KINDRED HEALTHCARE INC	54,258		526,303
KIRBY CORP	24,109		1,610,481
KIRKLANDS INC	9,072		108,546
KLX INC	28,817		1,966,760
KNIGHT-SWIFT TRANP HOLDG CL A	5,077		221,966
KNOWLES CORP	31,919		467,933
KOHLS CORP	60,969		3,306,349
KONA GRILL INC	911		1,594
KORN/FERRY INTL	22,802		943,547
KOSMOS ENERGY LTD	3,443		23,585
KRATON CORP	10,239		493,213
KRONOS WORLDWIDE INC	1,000		25,770
KULICKE & SOFFA INDUSTRIES INC	60,333		1,468,204
KVH INDUSTRIES INC	4,416		45,706
LA QUINTA HOLDINGS INC	25,422		469,290
LA Z BOY INC	23,367		729,050
LAKELAND BANCORP INC	14,345		276,141
LAKELAND INDUSTRIES INC	2,557		37,204
LANDEC CORP	8,714		109,796
LANDMARK BANCORP INC	634		18,386
LATTICE SEMICONDUCTOR CORP	23,887		138,067
LAYNE CHRISTENSEN CO	10,179		127,746
LCNB CORPORATION	2,003		40,961
LEAF GROUP LTD	5,214		51,619
LEGACYTEXAS FINANCIAL GRP INC	39,845		1,681,857
LEGG MASON INC	50,411		2,116,254
LENDINGCLUB CORP	37,821		156,201
LHC GROUP INC	7,235		443,144
LIBBEY INC.	10,581		79,569
LIBERTY EXPEDIA HLDGS INC CL A	8,844		392,055
LIBERTY TAX INC CL A	790		8,690
LIBERTY TRIPADVISOR HOLDG A WI	23,752		223,863
LIFEPOINT HEALTH INC	16,234		808,453
LIFETIME BRANDS INC	8,088		133,452

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LIGHTPATH TECHNOLOGIES CL A	11,419		25,350
LIMELIGHT NETWORKS INC	3,135		13,825
LIMONEIRA CO	2,703		60,547
LIQUIDITY SERVICES INC	12,535		60,795
LITHIA MOTORS INC CL A	5,631		639,625
LIVANOVA PLC	9,854		787,532
LSB INDUSTRIES INC	8,252		72,288
LSC COMMUNICATIONS INC	5,553		84,128
LSI INDUSTRIES INC	12,484		85,890
LUMINEX CORP	9,177		180,787
LYDALL INC	1,300		65,975
LYON WILLIAM HOMES CLS A	11,485		333,984
M D C HOLDINGS INC	23,568		751,348
M/I HOMES INC	19,890		684,216
MACQUARIE INFRASTRUCTURE CORP	2,092		134,306
MACYS INC	108,051		2,721,805
MAGELLAN HEALTH INC	11,627		1,122,587
MAIDEN HLDGS LTD	35,142		231,937
MAINSOURCE FINACIAL GROUP INC	8,833		320,726
MALLINCKRODT PLC	35,147		792,916
MANITOWOC CO INC	20,720		815,125
MANPOWERGROUP INC	14,538		1,833,387
MANTECH INTL CORP CL A	12,175		611,063
MARCHEX INC	12,388		40,013
MARCUS CORP	3,304		90,364
MARINEMAX INC	11,985		226,517
MARLIN BUSINESS SERVICES CORP	6,395		143,248
MARRIOTT VACATIONS WORLD	13,954		1,886,720
MARTEN TRANSPORT LTD	24,736		502,141
MASONITE INTERNATIONAL CORP	820		60,803
MASTEC INC	32,993		1,615,007
MATERION CORP	16,597		806,614
MATRIX SERVICE CO	13,883		247,117
MATSON INC	16,984		506,803
MATTHEWS INTL CORP CL A	5,191		274,085
MAXAR TECHNOLOGIES LTD(US)	6,059		389,715
MB FINANCIAL INC	20,038		892,092
MBIA INC	47,390		346,895
MBT FINANCIAL CORP	5,110		54,166
MCCLATCHY COMPANY CL A	1,642		14,663
MCDERMOTT INTL INC	114,935		756,272
MCEWEN MINING INC	24,025		54,777
MCGRATH RENTCORP	8,138		382,323
MEDNAX INC	20,401		1,090,229
MEET GROUP INC/THE	38,186		107,685
MELINTA THERAPEUTICS INC	4,779		75,508
MERCANTILE BANK CORP	4,609		163,020
MERCER INTERNATIONAL INC	20,759		296,854
MERCURY SYSTEMS INC	12,763		655,380

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
MEREDITH CORP.	12,781		844,185
MERIDIAN BANCORP INC	8,915		183,649
MERIT MEDICAL SYSTEMS INC	17,650		762,480
MERITAGE HOMES CORP	15,110		773,632
MERRIMACK PHARMACEUTICALS INC	5,041		51,670
META FINL GROUP INC	3,686		341,508
METHODE ELECTRONICS INC	2,160		86,616
MICROSEMI CORP	2,909		150,250
MICROSTRATEGY INC CL A	287		37,683
MIDLAND STATES BANCORP INC	3,858		125,308
MIDSOUTH BANCORP INC	5,159		68,357
MIDWESTONE FINANCIAL GRP INC	1,788		59,952
MILACRON HOLDINGS CORP	2,718		52,023
MILLER INDUSTRIES INC TENN	5,750		148,350
MINERALS TECHNOLOGIES INC	11,642		801,552
MINERVA NEUROSCIENCES INC	1,500		9,075
MIRATI THERAPEUTICS INC	5,073		92,582
MISTRAS GROUP INC	8,277		194,261
MITCHAM INDUSTRIES INC	900		2,853
MKS INSTRUMENTS INC	13,771		1,301,360
MOBILE MINI INC	13,191		455,090
MODINE MANUFACTURING CO	18,994		383,679
MODUSLINK GLOBAL SOLUTIO INC	9,387		23,374
MOLINA HEALTHCARE INC	9,341		716,268
MONARCH CASINO & RESORT INC	1,818		81,483
MONOTYPE IMAGING HLDGS INC	6,340		152,794
MONRO INC	1,183		67,372
MOOG INC CL A	12,006		1,042,721
MOSAIC CO NEW	82,228		2,109,970
MOTORCAR PARTS OF AMERICA INC	8,082		201,969
MOVADO GROUP INC	919		29,592
MRC GLOBAL INC	6,594		111,570
MTS SYSTEMS CORP	3,325		178,553
MURPHY OIL CORP	83,015		2,577,616
MYERS INDUSTRIES	4,483		87,419
MYR GROUP INC/DELAWARE	8,332		297,702
MYRIAD GENETICS INC	4,657		159,945
NABORS INDUSTRIES LTD	125,388		856,400
NACCO INDUSTRIES INC CL A	141		5,309
NANOMETRICS INC	11,515		286,954
NAPCO SECURITY TECHNOLOGIES IN	4,193		36,689
NATIONAL BK HLDGS CORP	12,758		413,742
NATIONAL COMMERCE CORP	2,846		114,552
NATIONAL GEN HLDGS CORP	21,050		413,422
NATIONAL HEALTHCARE CORP	2,894		176,360
NATIONAL PRESTO INDS	1,194		118,743
NATIONAL WESTN LIFE GRP INC- A	645		213,508
NATIONSTAR MORTGAGE HLDGS INC	5,737		106,135
NATURAL ALTERNATIVES INTL INC	1,498		15,467

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NATURAL GAS SERVICES GROUP	7,953		208,369
NATURAL GROCERS VIT GROC INC	7,206		64,350
NATURES SUNSHINE PRODUCTS INC	1,481		17,106
NATUS MEDICAL INC	5,305		202,651
NAUTILUS INC	6,485		86,575
NAVIENT CORP	116,699		1,554,431
NAVIGANT CONSULTING INC	17,971		348,817
NAVIGATORS GROUP INC	13,339		649,609
NBT BANCORP INC	6,882		253,258
NELNET INC CL A	26,041		1,426,526
NEOPHOTONICS CO	25,435		167,362
NETGEAR INC	28,237		1,658,924
NETSCOUT SYSTEMS INC	20,766		632,325
NETWORK-1 TECHNOLOGIES INC	4,399		10,558
NEUROTROPE INC	1,742		12,264
NEW HOME CO INC	3,472		43,504
NEW MEDIA INVSTMNT GRP INC	22,487		377,332
NEW YORK COMMUNITY BANCORP INC	124,294		1,618,308
NEW YORK TIMES CO CL A	24,482		452,917
NEWPARK RESOURCES INC	73,777		634,482
NEWS CORP NEW CL A	30,658		496,966
NEWS CORP NEW CL B	11,651		193,407
NEWSTAR FINANCIAL INC RT CVR	16,905		9,129
NEXEO SOLUTIONS INC	1,864		16,962
NEXSTAR MEDIA GROUP INC A	10,366		810,621
NEXSTAR MEDIA GROUP INC A CVR	6,927		0
NICOLET BANKSHARES INC	723		39,577
NL INDUSTRIES	6,410		91,343
NMI HOLDINGS INC	16,614		282,438
NN INC	13,869		382,784
NOBLE CORP PLC	105,580		477,222
NORDIC AMERICAN OFFSHORE LTD	150		180
NORTHEAST BANCORP (NEW)	1,048		24,261
NORTHFIELD BANCORP INC NEW	25,298		432,090
NORTHRIM BANCORP INC	3,320		112,382
NORTHWEST BANCSHARES INC	44,326		741,574
NORTHWEST PIPE CO	7,987		152,871
NOVANTA INC	6,523		326,150
NOW INC	39,037		430,578
NRG ENERGY INC	42,064		1,197,983
NUVECTRA CORP	6,722		52,163
NV5 GLOBAL INC	3,415		184,922
OASIS PETROLEUM INC	112,181		943,442
OCEANEERING INTERNATIONAL INC	42,100		889,994
OCEANFIRST FINANCIAL CORP	4,452		116,865
OCWEN FINANCIAL CORP	40,198		125,820
OFFICE DEPOT INC	191,074		676,402
OFG BANCORP	23,444		220,374
OIL STATES INTERNATIONAL INC	28,277		800,239

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
OIL-DRI CORP OF AMERICA	943		39,135
OLD LINE BANCSHARES INC	2,056		60,529
OLD NATIONAL BANCORP (IND)	66,833		1,166,236
OLD REPUBLIC INTL CORP	98,598		2,108,025
OLD SECOND BANCORP	6,754		92,192
OLIN CORP	37,644		1,339,374
OLYMPIC STEEL INC	4,828		103,754
ON ASSIGNMENT INC	16,612		1,067,653
ON DECK CAPITAL INC	14,601		83,810
ON SEMICONDUCTOR CORP	2,652		55,533
ONEMAIN HOLDINGS INC	11,084		288,073
OPHTHOTECH CORP	1,798		5,610
OPPENHEIMER HLDGS CL A NON-VTG	3,813		102,188
OPUS BANK	7,331		200,136
ORASURE TECHNOLOGIES INC	19,166		361,471
ORBCOMM INC	23,277		236,960
ORBITAL ATK INC	4,024		529,156
ORCHIDS PAPER PRODUCTS CO	3,740		47,872
ORION GROUP HOLDINGS INC	12,325		96,505
ORITANI FINL CORP NEW	22,182		363,785
ORMAT TECHNOLOGIES INC	11,998		767,392
ORRSTOWN FINANCIAL SERVICES	535		13,509
ORTHOFIX INTL NV (NASDQ)	4,995		273,227
OSHKOSH CORP	10,223		929,168
OSI SYSTEMS INC	6,047		389,306
OTONOMY INC	12,660		70,263
OVERSEAS SHIPHLDG GRP INC NEW	17,881		48,994
OVERSTOCK.COM INC DEL	11,201		715,744
OWENS AND MINOR INC	26,420		498,810
OWENS CORNING INC	39,232		3,606,990
OXFORD INDUSTRIES	2,198		165,268
PACIFIC ETHANOL INC	15,140		68,887
PACIFIC PREMIER BANCORP INC	1,942		77,680
PACWEST BANCORP	58,011		2,923,754
PAIN THERAPEUTICS INC	1,200		4,800
PAM TRANSPORTAION	566		19,685
PANHANDLE OIL & GAS CL A	2,700		55,485
PAR PACIFIC HOLDINGS INC	1,362		26,259
PARAGON COMMERCIAL CORP	184		9,791
PARK ELECTROCHEMICAL CORP.	11,980		235,407
PARK NATIONAL CORP	2,772		288,288
PARK OHIO HLDGS CORP	4,514		207,418
PARKER DRILLING CO	66,147		66,147
PARSLEY ENERGY INC CL A	8,633		254,156
PARTY CITY HOLDCO INC	4,243		59,190
PATRIOT TRANSPORTATION HLD INC	253		4,450
PATTERSON-UTI ENERGY INC	34,923		803,578
PBF ENERGY INC CL A	58,302		2,066,806
PC CONNECTION INC	7,789		204,150

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
PCM INC	5,851		57,925
PDC ENERGY INC	30,211		1,557,075
PDF SOLUTIONS INC	5,547		87,088
PDL BIOPHARMA INC	53,732		147,226
PEABODY ENERGY CORP	333		13,110
PEAPACK GLADSTONE FINL CORP	5,522		193,380
PENN VIRGINIA CORP	2,507		98,049
PENNEY (J.C.) CO INC	87,903		277,773
PENNS WOODS BANCORP INC	331		15,418
PENSKE AUTOMOTIVE GROUP INC	31,207		1,493,255
PEOPLES BANCORP INC	6,942		226,448
PEOPLES UNITED FINANCIAL INC	134,584		2,516,721
PEOPLES UTAH BANCORP	2,565		77,720
PERCEPTRON INC	2,177		21,226
PERFICIENT INC	15,338		292,496
PERFORMANCE FOOD GROUP CO	5,406		178,939
PFENEX INC	2,500		6,650
PHH CORP	40,610		418,283
PHI INC NON VTG	6,294		72,822
PHOTRONIC INC	58,964		502,668
PICO HOLDINGS INC	11,406		145,997
PIER 1 IMPORTS INC	71,962		297,923
PINNACLE FINL PARTNERS INC	10,687		708,548
PIONEER ENERGY SVCS CORP	51,512		157,112
PIPER JAFFRAY COS	14,184		1,223,370
PLATFORM SPECIALTY PRDCTS CORP	75,863		752,561
PLEXUS CORP	13,968		848,137
POPULAR INC	36,145		1,282,786
POST HOLDINGS INC	23,539		1,864,995
POTBELLY CORP	9,645		118,634
POWELL INDUSTRIES INC	5,322		152,475
PRA GROUP INC	14,475		480,570
PREFORMED LINE PRODUCTS CO	1,451		103,094
PREMIER FINANCIAL BANCORP	1,535		30,823
PRESTIGE BRANDS HOLDINGS INC	9,964		442,501
PRIMORIS SVCS CORP	9,966		270,976
PROSPERITY BANCSHARES INC	28,305		1,983,331
PROVIDENCE SERVICE CORP	4,493		266,615
PROVIDENT FINANCIAL HLDGS INC	2,348		43,203
PROVIDENT FINANCIAL SVCS INC	26,149		705,239
PULTEGROUP INC	103,301		3,434,758
QCR HOLDINGS INC	2,373		101,683
QEP RESOURCES INC	58,781		562,534
QORVO INC	4,757		316,816
QUAD/GRAPHICS INC CL A	8,354		188,800
QUANEX BUILDING PRODUCTS	15,828		370,375
QUANTA SVCS INC	66,742		2,610,280
QUINSTREET INC	16,796		140,750
QUORUM HEALTH CORPORATION WI	14,299		89,226

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
RADIAN GROUP INC	58,253		1,200,594
RADIANT LOGISTICS INC	12,591		57,919
RALPH LAUREN CORP	6,729		697,730
RAMBUS INC	23,857		339,247
RANGE RESOURCES CORP	68,037		1,160,711
RAVEN INDUSTRIES INC	2,029		69,696
RCI HOSPITALITY HOLDINGS INC	6,809		190,516
RE/MAX HOLDINGS INC CL A	1,468		71,198
READING INTL INC CL A	7,090		118,403
REALNETWORKS INC	4,000		13,680
REALOGY HOLDINGS CORP	34,312		909,268
RED LION HOTEL CORP	6,427		63,306
RED ROBIN GOURMET BURGERS INC	7,300		411,720
REGAL BELOIT CORP	17,561		1,345,173
REGIONAL MANAGEMENT CORP	4,821		126,841
REGIS CORPORATION	14,731		226,268
RELIANCE STEEL & ALUMINUM CO	33,125		2,841,794
RENAISSANCERE HLDGS LTD	11,027		1,384,881
RENASANT CORP	15,636		639,356
RENEWABLE ENERGY GROUP INC	25,923		305,891
REPUBLIC BANCORP INC KY CL A	5,500		209,110
RESOLUTE FOREST PRODUCTS INC	17,509		193,474
RESOURCES CONNECTION INC	22,644		349,850
REVOLUTION LTG TECHNLGIES INC	1,121		3,688
REX AMERICAN RESOURCES CORP	3,086		255,490
REXNORD CORP NEW	23,580		613,552
RIBBON COMMUNICATIONS INC	21,175		163,683
RIGNET INC	2,139		31,978
RING ENERGY INC	12,680		176,252
RIVERVIEW BANCORP INC	7,537		65,346
ROADRUNNER TRANSPORTATION SYST	16,191		124,833
ROCKY BRANDS INC	3,100		58,590
ROGERS CORP	7,116		1,152,223
ROWAN COMPANIES PLC A	95,192		1,490,707
RPX CORP	26,279		353,190
RSP PERMIAN INC	50,845		2,068,375
RTI SURGICAL INC	22,608		92,693
RUBICON PROJECT INC	11,218		20,978
RUDOLPH TECHNOLOGIES INC	15,151		362,109
RUSH ENTERPRISES INC CL A	9,684		492,044
RYDER SYSTEM INC	19,200		1,616,064
S & T BANCORP	10,077		401,165
SAFETY INSURANCE GROUP INC	7,565		608,226
SAGA COMMUNICATIONS INC CL A	232		9,384
SAIA INC	3,140		222,155
SALEM MEDIA GROUP INC CL A	1,585		7,133
SANDERSON FARMS INC	10,826		1,502,432
SANDRIDGE ENERGY INC	5,978		125,956
SANDY SPRING BANCORP INC	10,645		415,368

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SANFILIPPO (JOHN B) & SON INC.	2,117		133,900
SANMINA CORP	34,522		1,139,226
SANTANDER CONSMR USA HLDGS INC	81,392		1,515,519
SAPIENS INTL CORP NV	2,906		33,477
SCANSOURCE INC	7,758		277,736
SCHNITZER STEEL INDS INC CL A	20,710		693,785
SCHOLASTIC CORP	13,073		524,358
SCHWEITZER-MAUDUIT INTL INC	6,521		295,793
SCORPIO TANKERS INC	85,678		261,318
SCRIPPS (EW) CO CL A	25,348		396,189
SEABOARD CORP	302		1,331,820
SEACHANGE INTL INC	23,776		93,440
SEACOAST BANKING CORP FLORIDA	10,949		276,024
SEACOR HOLDINGS INC	8,531		394,303
SEACOR MARINE HOLDINGS INC	7,913		92,582
SEARS HOMETOWN&OUTLET STRS INC	3,370		8,762
SEASPINE HOLDINGS CORP	3,500		35,420
SECUREWORKS CORP	1,000		8,870
SELECT MEDICAL HLDGS CORP	49,674		876,746
SELECTIVE INSURANCE GROUP INC	22,560		1,324,272
SEMGROUP CORP-CLASS A	23,787		718,367
SENECA FOODS CORP CL A	3,741		115,036
SEQUENTIAL BRANDS GROUP INC	1,867		3,323
SHILOH INDUSTRIES	8,399		68,872
SHIP FINANCE INTL LTD (NY)	17,328		268,584
SHOE CARNIVAL	5,961		159,457
SHORE BANCSHARES INC	890		14,863
SHUTTERFLY INC	7,354		365,862
SIERRA BANCORP	5,814		154,420
SIGMA DESIGNS INC	13,954		96,980
SIGNET JEWELERS LTD (US)	17,678		999,691
SILVERBOW RESOURCES INC	719		21,369
SIMMONS 1ST NATL CORP CL A	11,086		633,011
SIMPSON MANUFACTURING CO	19,145		1,099,114
SINCLAIR BROADCAST GROUP CL A	8,020		303,557
SKECHERS USA INC CL A	11,787		446,020
SKYLINE CORP	497		6,386
SKYWEST INC	36,100		1,916,910
SM ENERGY CO	36,215		799,627
SMART & FINAL STORES INC	14,159		121,059
SNYDERS LANCE INC	3,518		176,181
SOLAREDGE TECHNOLOGIES INC	1,990		74,725
SONIC AUTOMOTIVE INC CL A	16,269		300,163
SONOCO PRODUCTS CO	2,947		156,604
SOUTH STATE CORP	7,315		637,502
SOUTHERN MISSOURI BANCORP INC	489		18,382
SOUTHERN NATL BANCORP VA INC	2,986		47,866
SOUTHSIDE BANCSHARES INC	3,356		113,030
SP PLUS CORP	8,185		303,664

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SPARTAN MOTORS INC	19,667		309,755
SPARTANNASH CO	12,845		342,705
SPARTON CORP	616		14,205
SPECTRUM PHARMACEUTICAL INC	14,221		269,488
SPEEDWAY MOTORSPORTS	12,734		240,291
SPIRIT AIRLINES INC	22,792		1,022,221
SPOK HOLDINGS INC	8,824		138,096
SPX FLOW INC	1,997		94,957
SRC ENERGY INC	51,225		436,949
STAGE STORES INC	14,649		24,610
STANDARD MOTOR PRODUCTS INC	5,687		255,403
STANDEX INTL CORP	894		91,054
STARTEK INC	139		1,386
STATE AUTO FINANCIAL CORP	7,384		215,022
STATE BANK FINANCIAL CORP	35,833		1,069,257
STEELCASE INC CLASS A	22,876		347,715
STEIN MART INC	7,961		9,235
STEPAN CO	6,742		532,416
STERLING BANCORP/DE	37,729		928,133
STERLING CONSTRUCTION CO INC	11,732		190,997
STEVEN MADDEN LTD	1,043		48,708
STEWART INFORMATION SERVICES	11,338		479,597
STIFEL FINANCIAL CORP	12,889		767,669
STONE ENERGY CORP	1,753		56,376
STONERIDGE INC	9,029		206,403
STRATASYS LTD	8,571		171,077
STRATTEC SEC CORP	2,026		88,232
SUN BANCORP INC NJ	5,233		127,162
SUNCOKE ENERGY INC	29,499		353,693
SUNRUN INC	2,899		17,104
SUPER MICRO COMPUTER INC	18,589		388,975
SUPERIOR ENERGY SERVICES INC	73,058		703,549
SUPERIOR INDUSTRIES INTL	8,148		120,998
SUPERIOR UNIFORM GROUP INC	3,094		82,641
SUPERVALU INC	11,558		249,653
SURGERY PARTNERS INC	3,499		42,338
SURMODICS INC	1,419		39,732
SYKES ENTERPRISES INC	18,159		571,101
SYNAPTICS INC	7,837		313,010
SYNCHRONOSS TECHNOLOGIES INC	13,591		121,504
SYNNEX CORP	15,344		2,086,017
TAKE-TWO INTERACTV SOFTWR INC	1,309		143,702
TANDY LEATHER FACTORY INC	1,300		10,010
TARO PHARMACEUTICALS IND	1,200		125,652
TAYLOR MORRISON HME COR CLS A	23,908		585,029
TCF FINANCIAL CORPORATION	55,144		1,130,452
TEAM INC	10,953		163,200
TECH DATA CORP	19,415		1,902,088
TECHTARGET INC	6,082		84,661

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TEEKAY CORP	1,238		11,538
TEEKAY TANKERS LTD CL A	24,967		34,954
TEGNA INC	85,920		1,209,754
TEJON RANCH CO	11,076		229,938
TELARIA INC	4,600		18,538
TELEDYNE TECHNOLOGIES INC	3,461		626,960
TELENAV INC	7,741		42,576
TELEPHONE & DATA SYSTEMS INC	43,409		1,206,770
TEREX CORP	5,214		251,419
TERRITORIAL BANCORP INC	4,359		134,562
TESSCO TECHNOLOGIES INC	800		16,120
TETRA TECH INC	21,061		1,014,087
TETRA TECHNOLOGIES INC	62,002		264,749
TEXTAINER GROUP HLDGS LTD	12,457		267,826
THERMON GROUP HOLDINGS INC	20,800		492,336
THIRD POINT REINSURANCE LTD	11,324		165,897
TILE SHOP HLDGS INC	6,634		63,686
TILLY’S INC	8,259		121,903
TIMBERLAND BANCORP INC	1,273		33,798
TIME INC	48,521		895,212
TIMKENSTEEL CORP	35,092		533,047
TITAN INTERNATIONAL INC	50,477		650,144
TITAN MACHINERY INC	18,134		383,897
TIVITY HEALTH INC	11,990		438,235
TIVO CORP	54,314		847,298
TOLL BROTHERS INC	100,713		4,836,238
TOMPKINS FINANCIAL CORP	700		56,945
TOOTSIE ROLL INDUSTRIES INC	878		31,959
TOPBUILD CORP	9,691		733,996
TOWER INTERNATIONAL INC	9,726		297,129
TOWNE BANK	4,016		123,492
TOWNSQUARE MEDIA INC	1,275		9,792
TRANSOCEAN LTD	68,240		728,803
TRAVELCENTERS OF AMERICA LLC	2,335		9,574
TRECORA RESOURCES	7,892		106,542
TREDEGAR CORP	9,636		185,011
TREEHOUSE FOODS INC	8,075		399,390
TRI POINTE GROUP INC	86,394		1,548,180
TRIBUNE MEDIA CO CL A	3,467		147,243
TRICO BANCSHARES	7,386		279,634
TRIMAS CORP	3,047		81,507
TRINITY INDUSTRIES INC	68,332		2,559,717
TRIPLE-S MANAGEMENT CORP CL B	11,300		280,805
TRISTATE CAPITAL HOLDINGS INC	8,607		197,961
TRITON INTERNATIONAL LTD	16,605		621,857
TRIUMPH BANCORP INC	3,804		119,826
TRIUMPH GROUP INC	18,483		502,738
TRONOX LTD CL A	21,122		433,212
TRUEBLUE INC	12,270		337,425

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TRUSTCO BANK CORP NY	39,780		365,976
TRUSTMARK CORP	35,627		1,135,076
TTM TECHNOLOGIES INC	46,826		733,763
TUESDAY MORNING CORP	24,371		67,020
TUTOR PERINI CORP	20,867		528,978
TWIN DISC INC	4,160		110,531
UFP TECHNOLOGIES INC	847		23,547
ULTRA CLEAN HOLDINGS INC	17,389		401,512
ULTRALIFE CORP	139		910
UMPQUA HOLDINGS CORP	93,567		1,946,194
UNIFI INC	6,134		220,027
UNIFIRST CORP	3,645		601,061
UNION BANKSHARES CORP	16,961		613,479
UNIT CORP	46,689		1,027,158
UNITED BANKSHARES INC. W VA.	27,664		961,324
UNITED CMNTY FINL CORP OHIO	24,733		225,812
UNITED COMMUNITY BANKS GA	9,156		257,650
UNITED FINL BANCORP INC NEW	20,866		368,076
UNITED FIRE GROUP INC	10,489		478,089
UNITED INS HLDGS CORP	5,261		90,752
UNITED NATURAL FOODS INC	22,702		1,118,528
UNITED STATES CELLULAR CORP	10,496		394,964
UNITED STATES LIME & MIN INC	1,194		92,057
UNITED STATES STEEL CORP	55,220		1,943,192
UNITED THERAPEUTICS CORP DEL	6,240		923,208
UNIVERSAL CORP	11,207		588,368
UNIVERSAL ELECTRONICS INC	2,100		99,225
UNIVERSAL FOREST PRODUCTS INC	49,950		1,879,119
UNIVERSAL INSURANCE HLDGS INC	3,482		95,233
UNIVERSAL STAINLESS & ALLOY	3,380		72,400
UNIVERSAL TECH INST INC	5,805		13,932
UNIVEST CORP PA	8,766		245,886
URBAN OUTFITTERS	28,837		1,011,025
US FOODS HOLDING CORP	10,298		328,815
US SILICA HOLDINGS INC	12,468		405,958
USA TRUCK INC	2,797		50,710
USG CORP NEW	13,221		509,802
VALIDUS HOLDING	32,332		1,517,017
VALLEY NATL BANCORP	91,164		1,022,860
VALMONT INDUSTRIES INC	269		44,614
VASCO DATA SECURITY INTL INC	7,947		110,463
VECTRUS INC	4,208		129,817
VEECO INSTRUMENT	17,051		253,207
VERA BRADLEY INC	16,309		198,644
VERASTEM INC	7,522		23,093
VERIFONE SYSTEMS INC	29,231		517,681
VERINT SYSTEMS INC	13,027		545,180
VERITEX HOLDINGS INC	4,892		134,970
VERITIV CORP	4,500		130,050

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
VERSARTIS INC	14,387		31,651
VERSO CORP	6,102		107,212
VIAD CORP	8,470		469,238
VILLAGE SUPER MKT INC CL A NEW	4,109		94,219
VIRTUS INVESTMENT PARTNERS	1,612		185,461
VIRTUSA CORP	7,916		348,937
VISHAY INTERTECHNOLOGY INC	96,523		2,002,852
VISHAY PRECISION GROUP INC	2,304		57,946
VISTA OUTDOOR INC	22,718		331,001
VISTRA ENERGY CORP	4,911		89,970
VITAMIN SHOPPE INC	15,287		67,263
VOXX INTERNATIONAL CORP	12,828		71,837
VSE CORP	4,410		213,576
WABASH NATIONAL CORP	21,510		466,767
WADDELL & REED FINL INC CL A	7,278		162,591
WALKER & DUNLOP INC	4,998		237,405
WASHINGTON FEDERAL INC	30,378		1,040,447
WASHINGTON TR BANCORP INC	3,372		179,559
WASHINGTONFIRST BANKSHARE INC	700		23,982
WATERSTONE FINANCIAL INC	11,312		192,870
WATTS WATER TECH INC CL A	6,954		528,156
WAYSIDE TECHNOLOGY GROUP INC	800		13,360
WEIS MARKETS INC	6,256		258,936
WERNER ENTERPRISES INC	30,372		1,173,878
WESBANCO INC	17,940		729,261
WESCO AIRCRAFT HOLDINGS INC	33,456		247,574
WESCO INTERNATIONAL INC	21,373		1,456,570
WEST BANCORPORATION INC	1,884		47,383
WESTERN NEW ENGLAND BANCORP IN	13,420		146,278
WEYCO GROUP INC	39		1,159
WHITE MOUNTAINS INS GROUP LTD	764		650,378
WHITING PETROLEUM CORP	23,698		627,523
WILEY (JOHN) & SONS INC CL A	9,295		611,146
WILEY (JOHN) & SONS INC CL B	176		11,574
WILLBROS GROUP INC	29,820		42,344
WINDSTREAM HOLDINGS INC	33,087		61,211
WINNEBAGO INDUSTRIES INC	12,833		713,515
WINTRUST FINANCIAL CORP	14,653		1,206,968
WOLVERINE WORLD WIDE INC	37,794		1,204,873
WORLD ACCEPTANCE CORP	3,750		302,700
WORLD FUEL SERVICES CORP	15,794		444,443
WPX ENERGY INC	55,494		780,801
WSFS FINANCIAL CORP	9,900		473,715
XCERRA CORP	24,864		243,419
XEROX CORP	23,932		697,618
XG TECHNOLOGY INC	9,604		15,558
XO GROUP INC	7,572		139,779
XPLORE TECHNOLOGIES CORP	3,315		9,381
XPO LOGISTICS INC	25,220		2,309,900

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
YUME INC	3,945		18,857
ZAFGEN INC	9,985		46,131
ZAGG INC	8,671		159,980
ZEDGE INC CL B	1,487		4,088
ZOES KITCHEN INC	951		15,901
ZOGENIX INC	2,786		111,579
ZUMIEZ INC	21,360		444,822
ZYNGA INC	332,069		1,328,276
STIFS and Money Markets
SSBK STIF FUND	2,277,204		2,277,204

DFA Small Mid Value Account			568,248,643

PIMCO Total Return Account
Mutual Funds
HIGH YIELD PORTFOLIO INSTL CL	3,358,047		26,931,534
PIMCO ASSET BACK SECS PORT-UNL	5,330,956		67,276,668
PIMCO EMMERG MKTS FD INST CL	4,748,361		48,148,379
PIMCO INTL PORT FUND(UNLISTED)	8,036,885		60,999,959
PIMCO INV GRD CORP PORT(UNLST)	11,692,026		110,606,565
PIMCO MTG PORT INSTL CL(UNLST)	13,273,490		143,884,636
PIMCO MUNI SECTR PORT INSTL CL	1,210,067		8,688,279
PIMCO REAL RETRN BD FD INST CL	314,047		2,838,981
PIMCO SHORT TM FLT NAV PORT II	7,271,635		72,767,256
PIMCO US GOVT SECTOR PORT INST	25,266,906		227,907,493
STIFS and Money Markets
SSBK GOVT STIF FUND	805,471		805,471

PIMCO Total Return Account			770,855,221

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	40		31
BRAZILIAN REAL	6,268		1,890
BRITISH POUND STERLING CURRENCY	30		40
CANADIAN DOLLAR	63,627		50,618
DANISH KRONE	791		127
EURO MONETARY UNIT.	740		888
HONG KONG DOLLAR	739		95
INDIAN RUPEE	110,179,696		1,725,872
SOUTH AFRICAN RAND CURRENCY	493		40
SOUTH KOREAN WON	118		0
SWEDISH KRONA CURRENCY	430		52
SWISS FRANC	36		37
Forward Currency Contract
CURRENCY CONTRACT—EUR	(11,768)		274
CURRENCY CONTRACT—USD	(80,993,575)		(1,050)
JAPANESE YEN	23,040,821		381
Futures
MINI MSCI EMG FUT MAR18 MESH8	289		80,920

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
Publicly-traded Common Stock
ABB LTD (REG) (SWIT)	161,528		4,329,736
ADIDAS AG	14,797		2,967,611
ADVANTEST CORP	160,513		2,978,768
AIA GROUP LTD	1,341,400		11,443,239
AIER EYE HOSPITAL GROUP CO LTD	94,200		445,907
ALIBABA GROUP HLD LTD SPON ADR	102,274		17,635,106
ALPS ELECTRIC CO LTD	96,900		2,769,186
AMADEUS IT GROUP SA	40,275		2,904,753
AMERICA MOVIL SPON ADR SER L	79,200		1,358,280
ANHUI CONCH CEMENT WT 4/12/21	122,800		553,545
ARKEMA	25,330		3,086,328
ASML HOLDING NV	16,441		2,863,335
ASSA ABLOY AB SER B	175,080		3,636,873
ASTRAZENECA PLC (UK)	54,323		3,755,956
ATLAS COPCO AB SER A	200,013		8,636,321
BANCO MACRO SA SPON ADR	7,020		813,478
BANCO SANTANDER SA (SPAIN)	637,461		4,190,655
BANK OF CHINA LTD H	2,549,000		1,252,828
BANK RAKYAT INDONESIA TBK PT	6,740,000		1,808,262
BHP BILLITON PLC	410,827		8,444,974
BID CORP LTD	80,357		1,954,872
BIDVEST GROUP LTD	57,620		1,015,667
BNP PARIBAS (FRAN)	116,360		8,691,006
BRILLIANCE CH AUTO HLDG LTD	258,000		690,171
BRITISH AMERICAN TOBACCO PLC	69,205		4,688,675
BROOKFIELD ASSET INC VTG CL A	96,448		4,199,346
BUNZL PLC	132,404		3,704,016
CANADIAN NATL RAILWAY CO	59,089		4,872,375
CANADIAN NATL RAILWAY(FIL USD)	79,820		6,585,150
CATCHER TECHNOLOGY CO LTD	338,000		3,736,947
CATHAY FINANCIAL HLDG CO LTD	483,000		871,018
CCR SA	204,900		997,599
CELLNEX TELECOM SAU	134,128		3,435,930
CHINA CONSTRUCTION BANK CORP H	3,165,000		2,916,733
CHINA LODGING GROUP ADR	7,510		1,084,669
CHINA MERCHANTS BANK CO LTD H	951,000		3,785,571
CHINA MOBILE LIMITED	88,500		897,704
CHINA MOLYBDENUM CO LTD H	987,000		634,178
CHINA OVERSEAS LAND & INV LTD	340,000		1,094,479
CHINA PETROL & CHEM CORP H	1,516,000		1,111,845
CHRISTIAN HANSEN HOLDING SA	50,245		4,712,974
CIMB GROUP HOLDINGS BERHAD	713,300		1,152,701
COMMERCIAL INTL BK EGY GDR EC	29,164		126,718
COMMERCIAL INTL BK EGYPT SAE	66,508		290,645
COMMONWEALTH BK OF AUSTRALIA	140,674		8,818,190
COMPASS GROUP PLC	186,700		4,033,168
CONSTELLATION SOFTWARE INC	5,900		3,576,705
COPA HOLDINGS SA CL A	4,600		616,676

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CREDICORP LTD (USA)	3,500		726,005
CSL LIMITED	38,412		4,234,897
CSPC PHARMACEUTICAL GROUP LTD	400,000		807,900
CTBC FIN HLD (JP)(CWT) 2/25/21	956,184		660,726
CTRIP.COM INTL LTD ADR	18,700		824,670
DAIKIN INDUSTRIES LTD	39,500		4,674,795
DAVIDE CAMPARI SPA MILANO	511,734		3,957,256
DEUTSCHE BANK AG (GERW)	170,069		3,239,409
DIAGEO PLC	385,368		14,178,300
DSV DE SAMMENSLUT VOGN	52,749		4,153,813
EISAI CO LTD	55,900		3,183,088
EMAAR PROPERTIES	473,641		894,988
ENCANA CORP	328,800		4,386,616
ESSILOR INTERNATIONAL SA(FRAN)	40,597		5,599,250
EXPERIAN PLC	161,784		3,573,558
FANUC CORPORATION	62,500		15,009,984
FERGUSON PLC	36,086		2,596,857
FIBRIA CELULOSE SA	38,300		552,487
FINECOBANK SPA	279,916		2,866,541
FIRST QUANTUM MINERALS INC	253,800		3,555,623
FIRSTRAND LIMITED	347,036		1,886,294
FOMENTO ECONO MEX(FEMSA)SP ADR	8,350		784,065
FUCHS PETROLU SE (GERW) PFD	91,108		4,837,230
GALAXY ENT GROUP LTD	340,000		2,728,582
GALP ENERGIA SGPS SA	201,026		3,696,406
GEBERIT AG (REG)	19,154		8,434,482
GENMAB AS	15,262		2,531,081
GENTING MALAYSIA BHD	495,100		688,760
GERDAU SA SPON ADR	216,900		806,868
GREE ELE (MACQ) (CWT) 10/25/19	87,200		585,653
GRUPO FINANCIERO BANORTE SAB	201,000		1,102,293
GUDANG GARAM PT(DEMAT)	104,100		642,976
HANGZHOU HIK-V DIG WT 4/16/20	231,100		1,385,183
HANS LASER (JPM)(CWT) 7/27/18	127,900		971,047
HDFC BANK LTD (DEMAT)	59,483		1,758,568
HDFC BANK LTD SPON ADR	115,548		11,747,765
HEIDELBERGCEMENT AG (GERW)	33,447		3,621,857
HENGAN INTL GRP CO LTD	418,914		4,651,413
HERO MOTOCORP LTD	44,138		2,616,995
HEXAGON AB SER B	55,905		2,800,327
HON HAI PRECISION IND CO LTD	289,000		927,387
HON HAI PRECISION WT 04/06/18	97,600		313,194
HOUSING DEV FN CORP LTD(DEMAT)	99,957		2,678,046
HOWDEN JOINERY GROUP PLC	625,940		3,944,987
HYPERA SA	61,900		671,792
HYUNDAI MOBIS	3,125		769,996
ICICI BANK LTD (DEMAT)	177,652		873,790
ICICI BANK LTD SPONS ADR	95,480		929,020
IHS MARKIT LTD	137,360		6,201,804

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
INDITEX SA	91,249		3,179,995
INFINEON TECHNOLOGIES AG	331,884		9,093,149
ING GROEP NV	146,110		2,686,627
INTERCONTINENTAL HOTELS GP PLC	168,528		10,737,522
INTERTEK GROUP PLC	137,514		9,635,989
ITAU UNIBANCO HLDG SA SPON ADR	187,900		2,442,700
ITC LTD (DEMAT)	213,198		879,141
JD.COM INC SPON ADR	18,790		778,282
JULIUS BAER GRUPPE AG	69,997		4,281,206
JUST EAT PLC	409,638		4,319,498
KASIKORNBANK PCL NVDR	176,500		1,256,459
KBC GROUPE SA	42,393		3,617,027
KEYENCE CORP	35,700		19,998,970
KINGSPAN GROUP PLC (IREL)	88,620		3,870,969
KOC HLDG AS	116,569		568,314
KOMATSU LTD	216,300		7,828,457
KONINKLIJKE PHILIPS NV	95,126		3,599,879
KWEICHOW MOU(JPM) CWT 11/19/19	11,520		1,234,903
LARGAN PREN CO LTD CWT 8/17/20	5,350		724,947
LG CHEMICAL LTD	3,800		1,441,855
LOJAS RENNER SA	89,730		960,031
LONDON STOCK EXCHANGE GRP PLC	96,826		4,958,575
LONZA GROUP AG	15,617		4,219,771
L’OREAL SA (PRIME FIDE 2018)	23,304		5,171,443
L’OREAL SA ORD	35,328		7,839,716
LUKOIL PJSC SPONS ADR	24,375		1,394,738
LVMH MOET HENNESSY LOUIS VU SE	18,236		5,369,466
MACQUARIE GROUP LTD	44,176		3,434,079
MANULIFE FINANCIAL CORP (CANA)	137,700		2,872,310
MARUTI SUZUKI INDIA LTD (LOC)	12,411		1,891,501
MELCO RESORTS & ENTERTAINM ADR	157,300		4,567,992
METROPOLITAN BANK & TRUST CO	576,660		1,169,127
MICHELIN CL B (REG)	17,851		2,560,584
MICRO FOCUS INTERNATIONAL PLC	52,916		1,802,546
MITSUBISHI UFJ FINL GRP INC	458,900		3,365,742
MONCLER SPA	77,459		2,423,854
NASPERS LTD N SHS	12,545		3,499,115
NATIONAL BANK OF GREECE SA	638,374		244,339
NAVER CORP	977		796,337
NCSOFT CORPORATION	1,138		477,110
NESTLE SA (REG)	116,051		9,980,064
NETEASE INC ADR	12,081		4,168,791
NEW ORIENTAL ED & TECH G-ADR	20,600		1,936,400
NIDEC CORP	27,200		3,816,570
NINTENDO CO LTD	11,500		4,203,994
NIPPON PROLOGIS INC	976		2,064,174
NITORI HOLDINGS CO LTD	20,400		2,908,596
NOVARTIS AG (REG)	65,996		5,580,656
NOVO-NORDISK AS CL B	229,278		12,360,548

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ONO PHARMACEUTICAL CO LTD	145,450		3,389,853
ORIX CORP	229,700		3,882,526
ORSTED A/S	35,013		1,911,277
PARK24 CO LTD	27,200		651,062
PARTNERS GROUP HOLDING AG	4,562		3,127,319
PETROLEO BRASILEIRO SPONS ADR	152,300		1,567,167
PING AN INSURANCE CO LTD H	682,000		7,101,211
POSCO	3,307		1,030,170
POWSZECHNA KASA OSZCZ BK SA	88,619		1,128,056
POWSZECHNY ZALKAD UBEZPIEC SA	46,663		565,165
PRESIDENT CHAIN(HSBC)(CWT)9/24	60,000		574,376
PTT PCL NVDR	85,100		1,148,941
RATIONAL AG	7,137		4,600,221
RELIANCE INDUSTRIES LTD(DEMAT)	89,143		1,286,108
RELX PLC	143,676		3,373,384
RICHEMONT CIE FINANCIERE SA A	94,892		8,598,659
ROCHE HLDGS AG (GENUSSCHEINE)	47,063		11,905,208
ROTORK PLC	1,665,697		6,002,423
ROYAL DUTCH SHELL PLC CL A(NL)	124,634		4,155,027
RYANAIR HOLDINGS PLC SPON ADR	22,695		2,364,592
SAFRAN SA	58,945		6,075,998
SAMPO OYJ SER A	56,705		3,116,117
SAMSUNG ELECTRONICS CO LTD	4,885		11,661,300
SANDS CHINA LTD	1,080,000		5,577,734
SAP SE	99,961		11,208,225
SBERBANK OF RUSSIA (RUS)	288,700		1,128,247
SBERBANK-SPONSORED ADR	79,304		1,342,617
SCHINDLER HOLDING AG PART CERT	34,462		7,932,502
SHANGHAI INTL (JPM) CWT 11/19	181,000		1,252,074
SHIMANO INC	40,300		5,669,004
SHINHAN FINANCIAL GROUP CO LTD	39,441		1,825,399
SK HYNIX INC	9,479		679,371
SM INVESTMENTS CORP	46,010		910,734
SMC CORP	9,150		3,766,381
SOC QUIMICA Y MIN CH PFD B ADR	17,320		1,028,288
SONY CORP	88,400		3,987,905
SOUTHERN COPPER CORP	15,300		725,985
SPIRAX-SARCO ENGINEERING PLC	85,181		6,463,401
ST JAMES PLACE PLC	137,773		2,280,534
SUNCOR ENERGY INC	90,170		3,310,537
SUNNY OPTICAL TEC(GROUP)CO LTD	306,922		3,924,497
SUZUKI MOTOR CORP	37,400		2,168,818
SVENSKA HANDELSBANKEN SER A	453,076		6,197,063
TAIWAN SEMIC MFG CO LTD SP ADR	437,667		17,353,497
TEMENOS GROUP AG	25,023		3,209,888
TENARIS SA (ITALY)	97,919		1,546,144
TENCENT HOLDINGS LTD	360,600		18,738,821
TIM PARTICIPACOES SA SPON ADR	37,900		731,849
TORONTO-DOMINION BANK	63,059		3,694,746

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TOTAL SA (FRAN)	108,449		5,991,492
TOTAL SA RT	108,449		80,676
TURKIYE GARANTI BANKASI AS	139,085		393,349
ULKER BISKUVI SANAYI AS	88,781		460,710
ULTRATECH CEMENT LTD	15,809		1,069,931
UNICHARM CORP	166,400		4,326,326
UNICREDIT SPA	184,125		3,441,971
UNILEVER NV CVA (BEARER)	298,393		16,811,150
UPL LTD	39,620		473,342
VAKRANGEE LTD	54,253		357,140
VALEO SA	65,518		4,895,155
VOLKSWAGEN AG PFD	22,522		4,497,982
WEIBO CORP SPON ADR	27,097		2,803,456
WIN SEMICONDUCTORS CORP	54,000		515,118
YANDEX NV CL A	139,149		4,557,130
YPF SA CL D SPONSORED ADR	37,190		852,023
YUM CHINA HOLDINGS INC	87,965		3,520,359
ZALANDO SE	87,454		4,629,061
ZHUZHOU CRRC TIMES ELECTRIC CO	130,500		849,360
STIFS and Money Markets
SSBK GOVT STIF FUND	47,243,564		47,243,564

International Growth Account			835,149,482

International Value Account
Currency
AUSTRALIAN DOLLAR CURRENCY	266,489		207,928
BRAZILIAN REAL	2,808		846
BRITISH POUND STERLING CURRENCY	150,022		202,552
CANADIAN DOLLAR	370,820		295,004
CHILEAN PESO	1,258,800		2,046
CHINESE RENMINBI	290,395		44,631
COLUMBIAN PESO	12,664,080		4,243
DANISH KRONE	7,742		1,248
EURO MONETARY UNIT.	110,608		132,713
HONG KONG DOLLAR	1,756,323		175,285
INDIAN RUPEE	96,129,873		1,505,794
ISRAELI SHEKEL	996,619		286,414
JAPANESE YEN	8,658,819		76,848
MALAYSIAN RINGGIT	10,060		2,486
MEXICAN PESO CURRENCY	17,058		868
NEW ZEALAND DOLLAR CURRENCY	8,850		6,272
NORWEGIAN KRONA	2,611,615		318,078
PHILIPPINE PESO	57,250		112
SINGAPORE DOLLAR CURRENCY	43,157		32,268
SOUTH KOREAN WON	3,716		3
SWEDISH KRONA CURRENCY	73,008		8,900
SWISS FRANC	1,322		1,357
TAIWAN DOLLAR	375,762		12,666

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TURKISH LIRA (NEW)	18,521		4,886
UNITED ARAB EMIRATES DIRHAM	94		26
Forward Currency Contract
AUSTRALIAN DOLLAR CURRENCY	3,941		(14)
BRITISH POUND STERLING CURRENCY	(14,501)		(66)
CURRENCY CONTRACT—EUR	(68,590)		158
CURRENCY CONTRACT—USD	6,059		26
JAPANESE YEN	76,703,833		1,656
MALAYSIAN RINGGIT	46,653		86
Futures
AUDUSD CRNCY FUT MAR18 ADH8	100		15,000
C$ CURRENCY FUT MAR18 CDH8	309		71,070
EURO FX CURR FUT MAR18 ECH8	(313)		(266,050)
EURO STOXX 50 FUT MAR18 VGH8	(970)		174,578
FTSE 100 IDX FUT MAR18 Z H8	(17)		(16,526)
MINI MSCI EAFE FUT MAR18 MFSH8	428		36,380
MINI MSCI EMG FUT MAR18 MESH8	857		239,960
S&P/TSX 60 IX FUT MAR18 PTH8	27		859
TOPIX INDX FUTR MAR18 TPH8	53		(14,111)
Publicly-traded Common Stock
3I GROUP PLC	223,880		2,761,251
ABB LTD (REG) (SWIT)	278,465		7,464,217
ABCAM PLC	13,920		198,278
ABN AMRO GROUP NV-GDR	4,793		154,699
ADECCO GROUP AG	15,870		1,214,130
ADMIRAL GROUP PLC	2,567		69,386
AECI LTD	191,816		1,550,341
AEGON NV	20,400		130,095
AEON FINANCIAL SERVICE CO LTD	1,700		39,590
AGEAS (BELG)	9,471		462,676
AGL ENERGY LTD	76,300		1,450,226
AGRICULTURAL BANK OF CHINA H	297,000		138,372
AKATSUKI INC	5,000		294,209
AKER BP ASA	2,870		70,574
ALFRESA HOLDINGS CORP	31,200		732,961
ALLIANZ SE (REGD)	26,366		6,058,149
AMP LTD (POST RECON)	33,573		135,954
ANDRITZ AG	40,300		2,276,746
ANHEUSER-BUSCH INBEV SA/NV	9,200		1,028,027
ANTOFAGASTA PLC	66,353		900,344
AOZORA BANK LTD	1,500		58,376
AREZZO INDUSTRIA E COMERCIO SA	239,078		3,942,470
ARISTOCRAT LEISURE LTD	133,600		2,470,521
ASAHI GLASS CO LTD	8,200		355,145
ASAHI GROUP HOLDINGS LTD	39,500		1,959,663
ASR NEDERLAND NV	41,380		1,703,236
ASSICURAZIONI GENERALI SPA	13,643		248,817
ASTELLAS PHARMA INC	105,400		1,344,218
ASTM SPA	7,770		225,892

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ATLAS COPCO AB SER B	3,460		132,696
AURELIUS EQUITY OPP SE&CO KGAA	8,510		581,603
AUSTRALIA & NZ BANKING GRP	31,103		697,466
AVIVA PLC	321,327		2,197,398
AXA SA	20,621		611,996
BABCOCK INTL GROUP PLC	216,700		2,064,134
BALKRISHNA INDUSTRIES LTD	150,224		2,809,994
BALOISE HOLDINGS AG	593		92,317
BANCO BILBAO VIZ ARGENTARIA SA	87,034		742,690
BANCO DE SABADELL SA	61,447		122,092
BANCO DO BRASIL SA	6,824		65,461
BANCO SANTANDER SA (SPAIN)	546,079		3,589,911
BANCOLOMBIA SA	109,939		1,104,385
BANGKOK LIFE ASSURAN LTD NVDR	2,325,400		2,515,199
BANK HANDLOWY W WARSZAWIE SA	72,426		1,703,627
BANK HAPOALIM LTD (REG)	12,760		93,839
BANK LEUMI LE-ISRAEL BM	199,662		1,203,257
BANK OF CHINA HONG KONG LTD	40,500		205,277
BANK OF CHINA LTD H	850,000		417,773
BANK OF COMMUNICATIONS H	106,000		78,691
BANK OF IRELAND GROUP PLC	54,340		462,593
BANK OF KYOTO	800		41,677
BANK OF MONTREAL	6,948		556,006
BANK OF NOVA SCOTIA	43,210		2,788,540
BANK OF QUEENSLAND LTD	5,204		51,649
BANK POLSKA KASA OPIEKI	1,979		73,624
BANKIA SA	319,178		1,526,884
BANKINTER SA	8,264		78,373
BARCLAYS PLC ORD	709,878		1,946,595
BARRATT DEVELOPMENTS PLC	100,000		874,222
BASF SE	21,640		2,382,007
BAYER AG	7,432		927,398
BB SEGURIDADE PARTICIPACOES SA	8,572		73,623
BBA AVIATION PLC	295,900		1,397,084
BDO UNIBANK INC	24,950		81,812
BE SEMICOND INDUS NV (NETH)	10,860		910,953
BEIERSDORF AG	2,970		348,872
BELLWAY PLC	42,800		2,058,930
BENDIGO AND ADELAIDE BANK LTD	6,226		56,691
BHP BILLITON PL ADR (UK)	55,000		2,216,500
BLUESCOPE STEEL LTD	42,300		507,280
BNK FINANCIAL GROUP INC	4,041		35,663
BNP PARIBAS (FRAN)	24,793		1,851,806
BOLSA MEXICANA DE VALORES SA	1,198,700		2,063,623
BOUYGUES ORD	64,584		3,356,140
BP PLC	1,108,447		7,822,570
BRADESCO SA	10,577		102,227
BRADESCO SA PREF	32,829		335,010
BRITISH LAND CO PLC	62,700		585,385

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
BRP INC	25,300		936,120
BURSA MALAYSIA BHD	952,800		2,382,589
CAIXABANK SA	15,482		72,242
CALTEX AUSTRALIA LTD	3,400		90,330
CANADIAN IMP BK OF COMMERCE	13,016		1,268,879
CANON INC	84,500		3,149,767
CARNIVAL PLC	31,030		2,049,511
CASINO GUICHARD PERRACHON ORD	3,270		198,373
CATHAY FINANCIAL HLDG CO LTD	92,000		165,908
CENTURY PACIFIC FOOD INC	7,033,719		2,275,452
CERVECERIAS UNIDAS SA CIA	128,481		1,922,831
CHANG HWA COMMERCIAL BANK	70,000		39,050
CHIBA BANK LTD	8,000		66,599
CHINA CINDA ASSET MGT CO LTD H	122,000		44,660
CHINA CITIC BANK CORP LTD H	110,000		68,989
CHINA CONSTRUCTION BANK CORP H	890,000		820,187
CHINA DEV FIN HOLDINGS CORP	178,000		60,899
CHINA EVERBRIGHT LTD	14,000		31,323
CHINA GALAXY SEC CO LTD H	47,500		35,019
CHINA HONGXING SPORTS LTD	3,613,000		155,331
CHINA HUARONG ASSET MANAGEMENT	90,000		42,507
CHINA LIFE INS CO LTD H	81,000		254,523
CHINA MENGNIU DAIRY CO LTD	1,393,977		4,148,290
CHINA MERCHANTS BANK CO LTD H	43,500		173,157
CHINA MINSHENG BANK CORP H	70,000		70,154
CHINA MOBILE LIMITED	654,450		6,638,443
CHINA PACIFIC INS(GRP)CO LTD H	30,000		144,186
CHINA TAIPING INSU HLDS CO LTD	20,800		78,005
CHONG QING CHANGAN AUTO CO A	290,963		563,444
CHONG QING CHNGAN AUTO CO CL B	467,600		514,711
CHUGOKU BANK LTD	2,500		33,437
CI FINANCIAL CORP	40,987		970,710
CIA HERING SA	284,800		2,199,685
CIMB GROUP HOLDINGS BERHAD	54,800		88,557
CITIC SECURITIES CO LTD H	28,500		58,803
CK ASSET HOLDINGS LTD	167,000		1,459,915
CK HUTCHISON HOLDINGS LTD	386,000		4,846,708
CNP ASSURANCES	2,284		52,768
COCA COLA HBC AG	54,461		1,779,439
COCA-COLA ICECEK SANAYI AS	161,790		1,460,613
COMMERZBANK AG	79,500		1,192,828
COMMONWEALTH BK OF AUSTRALIA	9,213		577,520
COMPAL ELECTRONICS INC	1,015,000		728,739
CONCORDIA FINANCIAL GROUP LTD	15,000		90,526
CONTAINER CORP OF INDIA(DEMAT)	123,500		2,668,385
CONTINENTAL AG	9,492		2,563,089
COVESTRO AG	28,332		2,924,517
CREDICORP LTD (USA)	406		84,217
CREDIT AGRICOLE SA	152,861		2,531,062

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
CREDIT SAISON CO LTD	2,200		40,027
CREDIT SUISSE GROUP AG	159,040		2,839,854
CTBC FINL HLDG CO LTD	3,764,081		2,600,993
CTBC FINL HLDG CO LTD PREF	49,677		100,469
D&L INDUSTRIES INC	9,589,788		2,120,646
DAI NIPPON PRINTING CO LTD	12,300		274,328
DAI-ICHI LIFE HOLDINGS INC	95,300		1,965,629
DAIMLER AG (GERW)	73,894		6,277,250
DAIWA SECURITIES GROUP INC	18,000		112,928
DANSKE BK AS	129,970		5,060,801
DB INSURANCE CO LTD	697		46,494
DERICHEBOURG	85,092		930,314
DEUTSCHE BANK AG (GERW)	22,224		423,314
DEUTSCHE BOERSE AG	18,125		2,105,137
DEUTSCHE TELEKOM AG (REGD)	299,995		5,325,446
DEUTZ AG	12,100		110,033
DFDS AS	8,644		461,546
DIALOG SEMICONDUCTOR PLC (GER)	18,860		587,227
DIP CORP	5,700		147,312
DIRECT LINE INSURANCE GRP PLC	16,769		86,419
DNB ASA	133,961		2,481,605
DNO ASA CL A	110,234		127,545
DUNI AB	49,300		728,703
EBARA CORP	1,900		72,425
ELEMENT FLEET MANAGEMENT CORP	5,597		42,300
EMPIRE CO LTD NON-VTG CL A	71,000		1,383,286
ENCE ENERGIA Y CELULOSA SA	42,516		280,571
ENEL (ENTE NAZ ENERG ELET) SPA	1,997,020		12,292,118
ENGIE	83,940		1,443,755
ENI SPA	556,917		9,221,393
ERICSSON (LM) TELE CO CL B	508,312		3,336,861
ERSTE GROUP BANK AG	3,400		147,290
EURAZEO SE	357		32,983
EVRAZ PLC	204,200		937,382
EXOR NV	14,039		860,764
FAURECIA SA	3,840		300,082
FEDERAL BANK LTD	2,307,000		3,920,888
FIAT CHRYSLER AUTOMOBILES (IT)	148,750		2,661,102
FIAT CHRYSLER AUTOMOBILES NV	18,900		337,176
FIRST FINANCIAL HOLDING CO	113,000		74,465
FISCHER (GEORG) AG (REG)	568		750,766
FREENET AG	52,900		1,956,209
FUBON FINANCIAL HOLDING CO LTD	76,000		129,882
FUJIFILM HOLDINGS CORP	22,500		919,570
FUJITSU LTD	620,000		4,416,898
FUKUOKA FINANCIAL GROUP INC	10,000		56,179
FUYAO GLASS IND GROUP CO LTD A	476,910		2,125,578
GAZPROM PJSC SPON ADR	316,375		1,395,214
GBL (GROUPE BRUXELLES LAMB) SA	529		57,119

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
GENOMMA LAB INTERNACIONAL SA	1,380,730		1,440,945
GENTING SINGAPORE PLC(SGD)	310,500		304,127
GENWORTH MI CANADA INC	2,000		69,212
GF SECURITIES CO LTD H	19,200		38,632
GJENSIDIGE FORSIKRING ASA	2,730		51,504
GLAXOSMITHKLINE PLC	315,880		5,640,269
GN STORE NORDIC LTD	17,890		578,101
GREAT WEST LIFECO INC	3,501		97,761
GREENCORE GROUP PLC (UK)	793,800		2,461,808
GRIEG SEAFOOD ASA	100,000		879,960
GRUMA SAB CL B	110,494		1,400,949
GRUPO FIN SANTANDR MEXICO SAB	24,757		36,174
GRUPO FINANCIERO BANORTE SAB	296,593		1,626,529
H LUNDBECK AS	2,180		110,674
H2O RETAILING CORP	45,000		942,134
HACHIJUNI BANK LTD	6,100		35,027
HAIER ELECTRONICS GRP CO LTD	1,299,975		3,560,732
HAITONG SECURITIES CO LTD H	40,800		59,219
HANA FINANCIAL GROUP INC	48,435		2,259,808
HANG SENG BANK LTD	8,400		208,579
HANNOVER RUECKVERSICHERUNGS SE	17,924		2,255,991
HASEKO CORP	10,700		166,281
HAZAMA ANDO CORP	8,300		64,971
HERO MOTOCORP LTD	38,250		2,267,888
HIROSHIMA BANK	4,000		34,826
HITACHI LTD	415,000		3,233,446
HOKUHOKU FINANCIAL GROUP INC	26,200		409,713
HON HAI PRECISION IND CO LTD	232,942		747,500
HONDA MOTOR CO LTD	325,600		11,160,126
HONG LEONG BANK BHD	9,800		41,166
HONGKONG LAND HLDGS LTD	122,600		863,104
HOYA CORP	52,400		2,617,326
HSBC HOLDINGS PLC (UK REG)	456,856		4,730,424
HUA NAN FINANCIAL HLDGS CO LTD	96,000		54,202
HUATAI SECURITIES CO LTD H	16,000		31,865
HYSAN DEVELOPMENT CO LTD	201,000		1,066,378
HYUNDAI FIRE & MARINE INS CO	944		41,567
HYUNDAI MOBIS	7,000		1,724,792
IBERDROLA SA	709,695		5,500,868
IGM FINANCIAL INC	1,217		42,745
IIDA GROUP HOLDINGS CO LTD	30,500		575,216
IMERYS	21,900		2,063,773
IMPERIAL BRANDS PLC	21,225		907,279
IMPERIAL HOLDINGS LTD (SOAF)	186,073		3,942,386
INDUSTRIAL & COM BK OF CHINA H	783,000		630,381
INDUSTRIAL ALLIANCE INSURANCE	1,366		65,007
INDUSTRIAL BANK OF KOREA	3,545		54,634
INDUSTRIVARDEN AB SER C	2,190		54,062
INFOSYS LTD SPON ADR	128,500		2,084,270

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ING GROEP NV	195,140		3,588,176
INPEX CORP	400,300		5,005,748
INTERFOR CORP	6,200		104,172
INTERNATIONAL CONS AIRLNS (SP)	75,200		652,895
INTERNATIONAL CONS AIRLNS CDI	45,300		398,163
INTESA SANPAOLO SPA	135,567		450,568
INTESA SANPAOLO SPA N/C RISP	13,226		42,212
INVESTA OFFICE FUND STPL UNITS	123,200		437,377
INVESTEC PLC (UK)	6,060		43,773
INVESTOR AB SER B	4,976		226,929
IPSOS SA	18,600		685,138
ISUZU MOTORS LTD	293,100		4,908,628
ITAU UNIBANCO HOLDING SA	17,649		226,552
ITAUSA (INVEST ITAU) PFD	44,399		144,824
ITOCHU CORP	47,100		879,089
JAFCO CO LTD	16,800		973,632
JAPAN POST BANK CO LTD	5,100		66,401
JAPAN POST HOLDINGS CO LTD	81,500		934,529
JD SPORTS FASHION PLC	135,025		612,906
JOHN WOOD GROUP PLC	110,873		973,019
JSE LIMITED	277,405		3,449,261
JULIUS BAER GRUPPE AG	11,167		683,004
JUMBO SA	110,223		1,970,541
JXTG HOLDINGS INC	253,700		1,636,919
KAJIMA CORP	88,000		846,612
KALBE FARMA PT (DEMAT)	16,349,114		2,036,484
KANSAI ELECTRIC POWER CO INC	171,000		2,094,342
KASIKORNBANK PCL (FOR)	6,000		44,001
KASIKORNBANK PCL (LOC)	7,800		57,202
KB FINANCIAL GROUP INC	4,376		259,926
KBC GROUPE SA	17,526		1,495,342
KDDI CORP	81,600		2,031,038
KERRY PROPERTIES LTD	286,500		1,288,963
KIA MOTORS CORP	58,000		1,820,354
KINGFISHER PLC	1,260,138		5,745,544
KINNEVIK AB	2,793		94,415
KOBE BUSSAN CO LTD	2,600		99,685
KONE OYJ B	39,000		2,095,442
KONINKLIJKE AHOLD DELHAIZE NV	286,854		6,310,573
KOREA INVESTMENT HLDGS CO LTD	622		40,209
KPN (KON) NV	558,327		1,948,094
KRUNG THAI BANK (LOC)	56,700		33,404
KT CORP	65,357		1,852,254
LANXESS AG	29,700		2,362,280
LEGAL & GENERAL GROUP PLC ORD	65,418		241,390
LENOVO GROUP LTD	3,544,000		2,000,428
LG UPLUS CORP	135,800		1,781,192
LIC HOUSING FINANCE (DEMAT)	258,584		2,282,457
LINDE AG (TENDER SHARES)	8,600		2,008,537

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
LLOYDS BANKING GROUP PLC	7,750,945		7,122,437
LONZA GROUP AG	9,948		2,687,986
LOOMIS AB B	31,800		1,335,871
LUFTHANSA AG (REGD)	76,920		2,835,224
M DIAS BRANCO SA	257,306		4,041,374
MACQUARIE GROUP LTD	3,530		274,409
MAGNA INTL INC	42,000		2,380,334
MAHANAGAR GAS LTD	89,150		1,528,425
MAIL.RU GROUP LTD GDR REGS	64,339		1,859,397
MAKINO MILLING MACHINE CO LTD	7,000		70,885
MALAYAN BANKING (MLAY)	42,600		103,158
MANULIFE FINANCIAL CORP (CANA)	21,180		441,798
MAPFRE SA	14,888		47,838
MAPLE LEAF FOODS INC	29,000		826,396
MARTINREA INTERNATIONAL INC	5,800		74,011
MARUBENI CORP	185,200		1,341,395
MEBUKI FINANCIAL GROUP INC	13,400		56,728
MEDIOBANCA SPA	4,940		56,072
MEGA FINANCIAL HOLDING CO LTD	128,000		103,765
MEGMILK SNOW BRAND CO LTD	18,600		550,530
METCASH LTD	363,000		883,680
METHANEX CORP	37,000		2,241,782
MICHELIN CL B (REG)	13,800		1,979,501
MINDTREE LIMITED	285,500		2,738,725
MITSUBISHI CHEMICAL HLDGS CORP	134,400		1,474,911
MITSUBISHI ELECTRIC CORP ORD	226,600		3,763,762
MITSUBISHI UFJ FINL GRP INC	536,100		3,931,955
MITSUBISHI UFJ LEA&FIN CO LTD	6,800		40,495
MITSUI CHEMICALS INC	7,600		244,509
MIXI INC	61,700		2,770,819
MIZUHO FINANCIAL GROUP INC	258,000		468,487
MORINAGA MILK IND CO LTD	20,800		941,469
MS&AD INSURANCE GRP HLDGS INC	5,300		179,403
MUNICH REINSURANCE (REG)	16,463		3,570,378
MUTHOOT FINANCE LTD	232,633		1,729,625
MYLAN NV	113,045		4,782,934
NAMPAK LTD	1,425,810		1,869,197
NATIONAL AUSTRALIA BANK LTD	28,360		654,322
NATIONAL BANK OF CANADA DTC EL	24,997		1,247,265
NATIONAL GRID PLC	258,257		3,051,348
NATIXIS	90,327		714,867
NESTLE SA (REG)	7,910		680,238
NEW CHINA LIFE INSURANCE CO H	10,000		68,349
NEW FLYER INDUSTRIES INC	4,800		206,205
NEWS CORP NEW CL A	136,200		2,207,802
NEWS CORP NEW CL B	21,485		356,651
NEXON CO LTD	58,700		1,708,773
NIPPON ELECTRIC GLASS CO LTD	17,500		667,850
NIPPON SUISAN KAISHA LTD	147,200		769,477

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
NIPPON TELEGRAPH & TELEPHONE	27,500		1,293,787
NISSHINBO HOLDINGS INC	34,500		467,553
NN GROUP NV	53,228		2,306,826
NOKIAN TYRES OYJ	57,976		2,629,463
NOMURA HOLDINGS INC	110,100		649,900
NORBORD INC	14,600		494,216
NORDEA BANK AB	32,520		393,660
NOVARTIS AG (REG)	108,730		9,194,265
OBAYASHI CORP	17,200		208,217
OIL SEARCH LTD	10,478		63,687
OKUMA CORP	1,200		79,769
OLD MUTUAL PLC (UK)	55,910		174,903
OMV AG (AUSH100)	32,797		2,078,939
OPEN HOUSE CO LTD	2,100		112,944
ORIFLAME HOLDING AG	1,690		69,696
ORIX CORP	184,700		3,121,909
OTP BANK (REG)	109,824		4,546,359
OUTOKUMPU OY CL A	33,400		310,180
OVERSEA-CHINESE BKG CORP LTD	34,100		315,899
PARGESA HOLDINGS SA	3,370		292,232
PENTA OCEAN CONSTRUCTION CO	75,600		563,603
PEOPLES INSURANCE GRP OF CH H	98,000		48,292
PERSIMMON PLC ORD	54,030		1,997,333
PEUGEOT SA	75,390		1,533,693
PICC PROPERTY & CASUALTY CO H	54,000		103,814
PLUS500 LTD	33,120		406,254
POLA ORBIS HOLDINGS INC	36,400		1,277,675
POPULAR INC	56,600		2,008,734
POSCO	9,150		2,850,334
POSTE ITALIANE SPA	7,018		52,839
POWER CORP OF CANADA SUB VTG	4,129		106,329
POWER FINANCIAL CORP	3,014		82,819
POWSZECHNY ZALKAD UBEZPIEC SA	344,332		4,170,424
PUBLIC BANK BHD (LOC) (MLAY)	13,000		66,751
PUBLICIS GROUPE SA	48,927		3,325,642
QANTAS AIRWAYS LTD	395,500		1,555,288
QBE INSURANCE GROUP LTD	423,759		3,531,213
QUALITAS CONTROLADO SAB DE CV	712,700		1,323,003
RAIFFEISEN BANK INTERNTNL AG	1,883		68,231
REDROW PLC	109,339		966,199
RENAULT SA ORD	7,760		781,272
REPSOL SA	141,791		2,508,536
RESONA HOLDINGS INC	25,200		150,540
REXEL SA	171,850		3,117,657
RHEINMETALL AG ORD	2,378		302,016
RIO TINTO PLC (REGD)	46,730		2,487,107
ROCHE HLDGS AG (GENUSSCHEINE)	13,183		3,334,814
ROUND ONE CORP	10,900		183,416
ROYAL BANK OF CANADA	39,236		3,204,117

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
ROYAL BANK OF SCOTLAND GRP PLC	738,195		2,770,754
ROYAL DUTCH SHELL PLC CL A(NL)	362,976		12,100,833
ROYAL DUTCH SHELL PLC CL A(UK)	42,260		1,415,022
ROYAL UNIBREW AS	14,696		880,618
SAINSBURY (J) PLC	936,445		3,052,120
SALMAR ASA	28,796		865,570
SAMPO OYJ SER A	4,880		268,171
SAMSUNG ELECTRONICS CO LTD	855		2,041,026
SAMSUNG LIFE INSURANCE CO LTD	846		98,679
SAMSUNG SECURITIES CO LTD	1,081		37,067
SANDFIRE RESOURCES NL	161,700		871,810
SANDS CHINA LTD	490,872		2,535,142
SANDVIK AB	34,950		612,246
SANLAM LTD	419,679		2,951,067
SANOFI	76,977		6,636,127
SANTOS LTD	160,100		680,803
SAP SE	40,585		4,550,633
SAS AB	37,900		98,410
SASOL LTD	64,000		2,214,873
SBERBANK-SPONSORED ADR	61,300		1,037,809
SBI HOLDINGS INC	2,800		58,547
SCENTRE GROUP STAPLED UNIT	1		3
SCHNEIDER ELECTRIC SE	43,000		3,655,919
SCHRODERS PLC (NEW) ORD	1,550		73,580
SCOR SE	2,075		83,517
SECURITY BANK CORP	616,679		3,099,763
SEINO HOLDINGS CO LTD	12,000		190,637
SEVEN & I HOLDINGS CO LTD	3,300		137,155
SEVENTY SEVENTH BANK	12,800		323,309
SHIN KONG FINCL HLDNGS CO LTD	123,000		43,533
SHINHAN FINANCIAL GROUP CO LTD	4,712		218,080
SHINSEI BANK LTD	2,400		41,514
SHIONOGI & CO LTD	13,700		741,326
SHIRE PLC	20,430		1,075,759
SHIZUOKA BANK LTD	6,000		61,984
SIAM COMMERCIAL BANK PCL (FOR)	478,100		2,200,522
SIAM COMMERCIAL BANK PCL (LOC)	20,900		96,195
SIEMENS AG (REGD)	20,050		2,794,220
SILTRONIC AG	10,012		1,457,165
SINGAPORE TELECOM LTD (SING)	1,338,200		3,572,002
SINOPAC HOLDINGS	148,000		48,241
SK HYNIX INC	51,656		3,702,245
SKANDINAVISKA ENSKI BK SER A	16,714		196,213
SMITH & NEPHEW PLC	5,330		92,688
SOCIETE GENERALE SA CL A	35,152		1,815,725
SOLVAY CL A	14,300		1,988,595
SOMPO HOLDINGS INC	36,600		1,417,550
SONY CORP	86,700		3,911,215
SONY FINANCIAL HOLDINGS INC	2,500		44,287

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
SPAREBANK 1 SR BK CAP CERTS	143,200		1,517,356
SSP GROUP LTD	32,600		300,622
ST GOBAIN CIE DE	86,757		4,786,306
STANDARD CHARTERED PLC (UK)	473,078		4,982,704
STANDARD LIFE ABERDEEN PLC	29,963		176,625
STANTEC INC	27,700		774,807
STAR ENTERTAINMENT GRP LTD/THE	26,800		127,137
STMICROELECTRONICS NV (ITAL)	71,490		1,561,146
STMICROELECTRONICS NV(SICOVAM)	32,370		707,067
STORA ENSO AB R 1/10 VTG(FINL)	21,516		341,287
SUMITOMO BAKELITE CO LTD	8,000		67,309
SUMITOMO HEAVY INDUSTRIES LTD	23,200		982,152
SUMITOMO MITSUI FINL GROUP INC	67,000		2,894,662
SUMITOMO MITSUI TR HLDGS INC	3,700		146,884
SUN LIFE FINANCIAL INC	6,687		275,992
SUNCORP GROUP LTD	14,608		157,975
SVENSKA HANDELSBANKEN SER A	181,380		2,480,871
SWEDBANK AB A	9,859		237,849
SWIRE PACIFIC LTD CL A	25,000		231,510
SWISS LIFE HLDGS AG (NEW)	371		131,351
SWISS RE LTD	8,565		802,049
SYMRISE AG	23,600		2,028,025
T&D HOLDINGS INC	6,400		109,455
TAISHIN FINANCIAL HLDGS CO LTD	125,000		58,356
TAIWAN SEMICONDUCT MFG CO LTD	768,000		5,941,147
TAKASHIMAYA CO LTD	30,000		315,775
TAKEDA PHARMACEUTICAL CO LTD	124,000		7,044,367
TAYLOR WIMPEY PLC	1,447,700		4,034,319
TELECOM ITALIA SPA	1,324,050		1,144,631
TELECOM ITALIA SPA RISP	246,828		176,509
TELEFONICA SA	739,614		7,210,335
TELENOR AS	3,610		77,339
TELIA CO AB (SWEDEN)	1,349,242		6,011,727
TESCO PLC	3,404,511		9,618,387
TEVA PHARMACEUTICAL IND ADR	108,400		2,054,180
THE STARS GROUP INC	43,900		1,021,539
TIGER BRANDS LTD	67,280		2,501,418
TOFAS TURK OTOMOBIL FABRIKASI	308,229		2,685,060
TOHO ZINC CO LTD	6,600		358,482
TOKIO MARINE HOLDINGS INC	136,500		6,228,059
TOKYO ELECTRIC POWER CO HOLDIN	420,600		1,664,856
TOKYO ELECTRON LTD	400		72,421
TOMY COMPANY LTD	33,000		448,689
TOPPAN PRINTING LTD	132,000		1,193,770
TORONTO-DOMINION BANK	84,619		4,957,987
TOTAL SA (FRAN)	70,920		3,918,124
TOTAL SA RT	70,920		52,758
TOTVS SA	271,127		2,443,094
TOYOTA MOTOR CORP	13,800		883,420

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
TRAVELSKY TECHNOLOGY LTD H	1,314,000		3,943,926
TRAVIS PERKINS PLC	176,757		3,739,621
TRYG AS	1,686		42,172
TUI AG (GB)	19,140		397,965
TURKIYE GARANTI BANKASI AS	28,323		80,101
TURKIYE HALK BANKASI	9,912		28,189
TURKIYE IS BANKASI AS C	22,512		41,395
UBS GROUP AG	181,523		3,341,908
UCB SA	28,639		2,274,111
ULVAC INC	900		56,712
UNICREDIT SPA	96,389		1,801,863
UNILEVER NV CVA (BEARER)	8,230		463,670
UNILEVER PLC ORD	9,570		533,053
UNIPOLSAI SPA	15,270		35,672
UNITED ARROWS LTD	4,000		162,414
UNITED OVERSEAS BANK (LOC)	447,327		8,846,536
UPM KYMMENE CORP	43,240		1,344,250
VALLOUREC SA	248,793		1,503,019
VALMET CORP	46,270		912,700
VINCI SA	19,600		2,002,478
VODAFONE GROUP PLC	991,063		3,144,497
VOLKSWAGEN AG PFD	21,790		4,351,791
VOLVO AB SER B	150,770		2,806,571
WEST FRASER TIMBER LTD	9,200		567,736
WEST JAPAN RAILWAY CO	14,500		1,058,722
WESTPAC BANKING CORP	35,452		867,186
WESTPORTS HOLDINGS BHD	3,249,454		2,970,838
WH GROUP LTD	2,145,500		2,422,075
WHARF HOLDINGS LTD	43,000		148,601
WHEELOCK & CO LTD	185,000		1,321,285
WHITEHAVEN COAL LTD	287,400		1,000,128
WILLIS TOWERS WATSON PLC	9,539		1,437,432
WILMAR INTERNATIONAL LTD	761,200		1,758,651
WOORI BANK	4,617		68,128
WORLEYPARSONS LTD	86,500		968,505
WPP PLC NEW (UK)	197,490		3,575,657
X5 RETAIL GROUP NV GDR REGS	50,809		1,919,056
XL GROUP LTD	33,000		1,160,280
YAMAGUCHI FINANCIAL GROUP INC	3,000		35,651
YA-MAN LTD	9,400		158,342
YANDEX NV CL A	106,550		3,489,513
YANGZIJIANG SHIPBLDG HLDGS LTD	241,100		264,995
YARA INTERNATIONAL ASA	50,500		2,316,926
YUANTA FINL HLDG CO LTD	133,000		61,867
YUE YUEN INDUSTRIAL HLDGS LTD	873,195		3,431,153
ZURICH INSURANCE GROUP AG	18,114		5,513,482
STIFS and Money Markets
SSBK GOVT STIF FUND	105,046,328		105,046,325
SSBK STIF FUND	1,132,508		1,132,508

Identity of Issue, borrower, lessor, or similar party	Shares or Units	Cost **	Current Value
International Value Account			883,569,790

Investments held by trustee			19,929,242,613

Participant Loans* Interest 3.25%-9.00%, maturing through March 2044			122,514,373

Total Investments			$20,051,756,986

*	Party-in-interest

**	Information not presented because investments are participant directed

See accompanying Report of Independent Registered Public Accounting Firm.